As filed with the Securities and Exchange Commission on February 16, 2007
                                            Registration Statement No. _________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                             C&D Technologies, Inc.
             (Exact name of Registrant as specified in its charter)

           Delaware                                              13-3314599
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)

                            1400 Union Meeting Road,
                          Blue Bell, Pennsylvania 19422
                                 (215) 619-2700
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                  James D. Dee
                  Vice President, General Counsel and Secretary
                              C&D Technologies, Inc
                            1400 Union Meeting Road,
                          Blue Bell, Pennsylvania 19422
                                 (215) 619-2700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                             John W. Kauffman, Esq.
                                Duane Morris LLP
                              30 South 17th Street
                           Philadelphia PA, 19103-4196
                                 (215) 979-1227

         Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. |_|

         If this Form is a post-effective amendment to a registration statement filed pursuant to General instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
                                                            Proposed                Proposed
       Title of Each                                         Maximum                 Maximum
    Class of Securities            Amount To             Aggregate Price            Aggregate               Amount of
     To Be Registered            Be Registered              Per Share             Offering Price         Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
5.50% Convertible
Senior Notes Due                 $54,500,000                  100%(1)             $54,500,000(2)            $5,831.50
2026
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $0.01 per                   11,266,147(4)                 --(3)                      --(3)                   --(3)
share(3)
-----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2)    Exclusive of accrued interest, if any.

(3) The registrant will receive no consideration for the issuance of these shares of common stock upon conversion of the notes also registered hereby. Therefore, pursuant to Rule 457(i), no filing fee is required with respect to the shares of common stock registered hereby.

(4) Represents the number of shares of common stock initially issuable upon conversion of the notes registered hereby. The registrant calculated the number of shares issuable upon conversion of the notes based on a conversion price of approximately $4.84 per share or a conversion rate of
       206.7183 shares per $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of common stock registered hereby includes an indeterminate number of shares issuable upon conversion of the notes, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions. Each share of common stock includes an associated common stock purchase right under the Rights Agreement dated as of February 22, 2000 between the registrant and Mellon Investment Services, LLC, as rights agent, as amended.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 Subject to Completion, dated February 16, 2007

                        [LOGO FOR C&D TECHNOLOGIES, INC.]

                                   $54,500,000

                     5.50% Convertible Senior Notes due 2026

        and Shares of Common Stock Issuable Upon Conversion of the Notes

                             ----------------------

      The securities to be offered and sold using this prospectus are:

      o     our 5.50% Convertible Senior Notes Due 2026; and

      o shares of our common stock, $0.01 par value, or common stock, issuable upon conversion of the notes.

      These securities will be offered and sold by the selling security holders named in this prospectus or in any supplement to this prospectus. See "Selling Security Holders" beginning on page 30.

      Our common stock is listed on the New York Stock Exchange under the symbol "CHP."

      Our principal executive offices are located at C&D Technologies, Inc., 1400 Union Meeting Road, Blue Bell, PA 19422-0858.

      You should carefully read and consider the information included or incorporated by reference under the heading "Risk Factors" beginning on page 11 and "Forward-Looking Statements" referred to on page 5 of this prospectus.

      Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this prospectus is February 16, 2007.

                                TABLE OF CONTENTS

                                                                            Page

About This Prospectus .....................................................    2
Where You Can Find More Information and Incorporation of Certain Documents
   by Reference ...........................................................    2
Forward-Looking Statements ................................................    4
Summary ...................................................................    5
Risk Factors ..............................................................   10
Ratio of Earnings (Deficiency) to Fixed Charges (Unaudited) ...............   16
Price Range of Common Stock and Dividend Policy ...........................   16
No Proceeds ...............................................................   17
Selling Security Holders ..................................................   18
Description of the Notes ..................................................   20
Description of Capital Stock ..............................................   43
Certain United States Federal Income Tax Considerations ...................   44
Plan of Distribution ......................................................   53
Legal Matters .............................................................   55
Experts ...................................................................   55

      You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. These securities are not being offered in any state or other jurisdiction that does not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

      As used in this prospectus, the terms "C&D," "we," "us" and "our" refer to C&D Technologies, Inc. and its subsidiaries unless otherwise indicated.

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the SEC using a "shelf" registration process. This means the securities described in this prospectus may be offered and sold using this prospectus from time to time as described in the "Plan of Distribution." You should carefully read this prospectus and the information described under the heading "Where You Can Find More Information and Incorporation of Certain Documents by Reference." Under no circumstances should the delivery to you of this prospectus or any offering or sales made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                     WHERE YOU CAN FIND MORE INFORMATION AND
                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We file annual, quarterly and special reports, proxy and information statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet site at http://www.sec.gov that contains those reports, proxy and information statements and other information regarding us. You may also inspect and copy those reports, proxy and information statements and other information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also inspect and copy those reports, proxy and information statements and other information at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005, the exchange on which our common stock is listed.

      We "incorporate by reference" information into this prospectus, which means that we are disclosing important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about us and are an important part of this prospectus.

      The following documents that we have filed with the SEC (File No. 1-9389) are incorporated by reference into this prospectus:

      o Annual Report on Form 10-K for the fiscal year ended January 31, 2006 filed on April 10, 2006 as amended on Form 10-K/A filed on May 2, 2006;

      o Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2006, filed on June 5, 2006, July 31, 2006, filed on September 11, 2006, and October 31, 2006, filed on December 7, 2006;

      o Current Reports on Form 8-K filed on April 12, 2006, June 6, 2006, June 12, 2006, October 16, 2006, November 1, 2006, November 16, 2006
            (excluding Item 7.01 and the exhibits furnished thereunder), November 22, 2006, December 28, 2006 and February 2, 2007;

      o Description of our common stock contained in our registration statements on Form 8-A; and

      o All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until our offering is completed will be deemed to be incorporated by reference into this prospectus and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus conflicts with, negates, modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

      We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of the indenture and registration rights agreement and any or all of the information incorporated by reference into this prospectus but not delivered with this prospectus, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct a request for copies to us as follows:

                          C&D Technologies, Inc.
                          1400 Union Meeting Road
                          Blue Bell, PA 19422-0858
                          Telephone: (215) 619-2700
                          Attention: Investor Relations

      You can access electronic copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports, free of charge, on our website at http://www.cdtechno.com. Access to those electronic filings is available as soon as reasonably practicable after they are filed with, or furnished to, the SEC. We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this prospectus.

                           FORWARD-LOOKING STATEMENTS

      This prospectus contains certain statements that are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, included herein or incorporated herein by reference are forward-looking statements. Included among forward-looking statements are, among other things:

      o fluctuations in prices and availability of raw materials, particularly lead;

      o the success of integration of acquired businesses and the ability to make additional acquisitions or form strategic alliances;

      o the outcome of our review of strategic alternatives for the Power Electronics business, including potential disruption to the business during the review period;

      o restrictive loan covenants may impact our ability to operate our business and pursue business strategies;

      o     we may have additional impairment charges;

      o economic conditions or market changes in certain market sectors in which we conduct business;

      o changes in pricing environment and the ability to pass on pricing increases to our customers and cover higher commodity costs;

      o     success or timing of new product development;

      o     foreign operations;

      o delays in the relocation of our Shanghai facility or the failure to complete that relocation;

      o     political, economic and social changes, or acts of terrorism or war;

      o     success of maintaining our operations through capital expenditures;

      o success of productivity initiatives, including rationalizations, relocations or consolidations;

      o     impact of changes in management;

      o costs of complying with environmental laws and regulations and resulting liabilities;

      o     customers that become insolvent or bankrupt;

      o     successful collective bargaining with our unionized workforce;

      o     changes in our product mix;

      o     consolidation of existing enterprise resource planning systems;

      o     failure of customers to renew supply agreements;

      o     protection of our proprietary intellectual property and technology;

      o statements regarding our business strategy, our business plans or any other plans, forecasts or objectives, any or all of which are subject to change;

      o statements regarding any SEC or other governmental, regulatory or environmental inquiry or investigation; and

      o any other statements that relate to nonhistorical or future information.

      These forward-looking statements are often identified by the use of terms and phrases such as "achieve," "anticipate," "believe," "estimate," "expect," "forecast," "plan," "project," "propose," "strategy" and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

      Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in "Risk Factors" beginning on page 11 of this prospectus and those risks discussed in our annual reports on Form 10-K, our quarterly reports of Form 10-Q and our current reports on Form 8-K. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these risk factors. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise these forward-looking statements or provide reasons why actual results may differ.

                                     SUMMARY

      The summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus and does not contain all of the information you need to consider in making your investment decision. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto incorporated by reference into this prospectus. You should read carefully this entire prospectus and such other information and should consider, among other things, the matters set forth in the section entitled "Risk Factors" before deciding to invest in the notes.

                                   Our Company

      We are a leading manufacturer and marketer of electrical power storage systems for the standby power and motive power markets. We are also a leading producer of electronic power supply and conversion products for large original equipment manufacturers (OEMs) of telecommunications, networking, office, industrial and military equipment.

                                  The Offering

      This prospectus covers the resale of up to $54,500,000 aggregate principal amount of the notes and the shares of our common stock issuable upon conversion of the notes. We issued and sold $54,500,000 aggregate principal amount of the notes on November 21, 2006 in a private placement to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in compliance with
Section 4(2) of the Securities Act. The summary below describes the principal terms of the notes and the common stock issuable upon conversion of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus contains a more detailed description of the terms of the notes.

--------------------------------------------------------------------------------

Issuer...........................     C&D Technologies, Inc.

Notes Offered....................     $54,500,000 aggregate principal amount of
                                      5.50% convertible senior notes due 2026.

Common Stock Offered.............     The shares of our common stock, $0.01 par
                                      value per share, issuable upon conversion of the notes.

Maturity Date....................     November 15, 2026.

Interest Payment Dates...........     May 15 and November 15 of each year,
                                      beginning May 15, 2007.

Interest.........................     5.50% per annum, payable semiannually, in
                                      arrears. Interest is computed on the basis of a 360-day year comprised of twelve
                                      30-day months.

Guarantees.......................     The notes are not guaranteed. If, however,
                                      we issue debt securities, and any of our subsidiaries guarantee such debt securities, such subsidiaries will also be required to guarantee the notes.

Ranking..........................     The notes are our unsubordinated unsecured
                                      obligations and:

                                      o    rank equal in right of payment with
                                           all of our other existing and future
                                           unsubordinated unsecured obligations,
                                           including without limitation our
                                           5.25% Convertible Senior Notes due
                                           2025;

                                      o    rank junior in right of payment to
                                           any of our existing and future
                                           secured obligations to the extent of
                                           the value of the collateral securing
                                           such obligations; and

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                                       6

--------------------------------------------------------------------------------

                                      o    are structurally subordinate in right
                                           of payment to all existing and future
                                           obligations of our subsidiaries,
                                           except those subsidiaries that may in
                                           the future guarantee the notes.

                                      As of October 31, 2006, we had outstanding
                                      $75.5 million of senior secured
                                      indebtedness, excluding subsidiary secured indebtedness, ranking effectively senior to the notes to the extent of the value of the assets securing such indebtedness and no senior unsecured indebtedness ranking pari passu with the notes. November 21, 2006, our senior secured indebtedness, excluding subsidiary secured indebtedness, was reduced by $50 million upon the issuance of the notes with the issuance of $54.5 million principal amount of 5.50% Convertible Senior Notes Due 2026.

                                      Initially, the notes are not guaranteed by any of our subsidiaries and are effectively subordinated to our subsidiaries' existing and future liabilities, including guarantees of our indebtedness. As of October 31, 2006, the notes were effectively subordinated to $129.3 million of liabilities of our subsidiaries.

Conversion.......................     The notes are convertible into shares of
                                      our common stock, subject to certain
                                      limitations, at an initial conversion
                                      price of approximately $4.84 per share,
                                      subject to adjustments for certain events.
                                      The initial conversion price is equivalent to a conversion rate of 206.7183 shares per $1,000 principal amount of notes.

                                      You may surrender your notes for
                                      conversion at any time on or prior to 5:00 p.m. on the business day immediately preceding November 15, 2026.

                                      See "Description of the Notes-Conversion of Notes-General."

                                      Except as described in "Description of the Notes-Conversion of the Notes-Conversion Procedures," upon any conversion, you will not receive any separate cash payment representing accrued and unpaid interest or additional interest.

Optional Redemption..............     At any time on or after November 15, 2011,
                                      we may redeem some or all of the notes for cash at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Purchase at Holder's Option......     You may require us to repurchase some or
                                      all of your notes for cash upon the
                                      occurrence of a fundamental change and on each of November 15, 2011, 2016 and 2021 at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, in each case. See "Description of the Notes-Repurchase of Notes at the Option of Holders Upon a Fundamental Change" and
                                      "Description of the Notes-Repurchase at
                                      the Option of Holders."

Make-Whole Premium upon a             If a fundamental change occurs prior to
Fundamental Change...............     November 15, 2011, we will pay a
                                      make-whole premium on notes converted in connection with such fundamental change as described below. The make-whole premium will be payable in our common stock (or the consideration into which our stock has been exchanged) on the conversion date for the notes converted in connection with the fundamental change.

                                      The amount of the make-whole premium, if any, will be based on our stock price and the effective date of the fundamental change. A description of how the make-whole premium will be determined and tables showing the make-whole premium that would apply at various stock prices and fundamental change effective dates based on assumed interest and conversion rates are set forth under "Description of the Notes-Determination of the Make-Whole Premium." No make-whole premium will be paid if the stock price on the effective date of the fundamental change is less than the closing sale price of our common stock on the date of pricing.

Sinking Fund.....................     None.

No Proceeds......................     We will not receive any proceeds from the
                                      sale by any selling security holder of the notes or our common stock issuable upon conversion of the notes.

Registration Rights..............     Under a registration rights agreement that
                                      we entered into with the initial
                                      purchasers in connection with the initial placement of the notes, we have filed a shelf registration statement, of which this prospectus is a part, with the SEC.
                                      In the event that we fail to comply with certain of our obligations under the registration rights agreement, we will be required to pay additional interest to the holders of the notes. See "Description of the Notes-Registration Rights."

Trustee and Paying Agent.........     The Bank of New York.

--------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------

DTC Eligibility..................     The notes were issued in book-entry form
                                      and are represented by a permanent global certificate deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of the
                                      Notes-Book-Entry Delivery and Form."

Listing and Trading..............     Our common stock is listed on the New York
                                      Stock Exchange under the symbol "CHP." The notes will not be listed on any securities exchange or included in any automated quotation system.

Governing Law....................     The indenture and the notes are governed
                                      by, and construed in accordance with, the laws of the State of New York.

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                                       9

                                  RISK FACTORS

An investment in the notes and our common stock involves risks. You should carefully consider the following risks, as well as those risks discussed in and incorporated by reference from our Annual Reports on Form 10-K for the year ended January 31, 2006, as amended on Form 10-K/A, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and subsequent reports we file with the SEC. See "Where You Can Find More Information and Incorporation of Certain Documents by Reference." If any of the risks actually occurs, our business, and your investment in the notes or our common stock, could be negatively affected. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties incorporated by reference in this prospectus or not presently known to us, or that we currently see as immaterial, may also negatively affect us and your investment in the notes or our common stock.

Risks Relating to the Notes and Our Common Stock

      The notes are unsecured and, therefore, are effectively subordinated to any of our secured indebtedness.

      The notes are not secured by any of our assets or those of our subsidiaries. As a result, the notes are effectively subordinated to our existing secured indebtedness, including obligations under our credit facilities, as well as any secured indebtedness that we may incur in the future. As of October 31, 2006, we had $75.5 million of secured indebtedness outstanding, excluding subsidiary secured indebtedness, all of which would have ranked effectively senior to the notes, to the extent of the value of the assets securing such indebtedness. On November 21, 2006, our senior secured indebtedness, excluding subsidiary secured indebtedness, was reduced by $50 million upon the issuance of the notes. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured indebtedness may assert rights against the secured assets in order to receive full payment of their indebtedness before the assets may be used to pay the holders of the notes.

      The notes are structurally subordinated to indebtedness and liabilities of our subsidiaries.

      The notes initially are not guaranteed by any of our existing or future subsidiaries. We derive a substantial portion of our operating income from, and hold certain assets through, our subsidiaries. As a result, we are dependent upon distributions and advances from and repayment of advances to our subsidiaries in order to meet our payment obligations under the notes and our other obligations. In general, these subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on our debt securities, including the notes, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, is structurally subordinated to the claims of that subsidiary's creditors, including trade creditors, to the extent that we are not a creditor of such subsidiary. In addition, even where we are a creditor of a subsidiary, our rights as a creditor with respect to certain advances are subordinated to other indebtedness of that subsidiary, including secured indebtedness to the extent of the assets securing such indebtedness. As of October 31, 2006, our subsidiaries had total liabilities of approximately $129.3 million, excluding intercompany indebtedness.

      Our subsidiaries may not be able to make payments to us, which could cause us to be unable to service our indebtedness, including the notes.

      We derive a substantial portion of our operating income from our subsidiaries. An important source of cash to pay principal and interest on our indebtedness, including the notes, is from cash distributions, dividends and other payments from our subsidiaries. The payment of dividends by our subsidiaries is subject to the declaration of dividends by those subsidiaries' boards, and our subsidiaries are not obligated to pay dividends. Our subsidiaries' ability to make such payments may also be restricted by, among other things, applicable laws and regulations and future credit agreements into which our subsidiaries may enter.

      We have a substantial amount of indebtedness, which could adversely affect our financial performance and impact our ability to make payments on the notes.

      We have a substantial amount of debt, which requires significant interest and principal payments. As of October 31, 2006 we had $150.9 million of total debt outstanding. November 21, 2006, our senior secured indebtedness was reduced by $50 million upon the issuance of the notes with the issuance of $54.5 million principal amount of 5.50% Convertible Senior Notes Due 2026. Subject to the limits contained in our debt instruments, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the notes, including the following:

      o making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

      o limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions, plant rationalizations or other general corporate requirements;

      o requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes;

      o increasing our vulnerability to general adverse economic and industry conditions;

      o limiting our flexibility in planning for and reacting to changes in the industries in which we compete;

      o placing us at a disadvantage compared to other, less leveraged competitors; and

      o     increasing our cost of borrowing.

      Rating agencies may provide unsolicited ratings on the notes that could reduce the market value or liquidity of the notes and our common stock.

      We have not requested a rating of the notes from any rating agency and the notes have not been, and we do not anticipate that the notes will be, rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price or liquidity of the notes and our common stock could be harmed.

      There is no public market for the notes, which could limit their market price or the ability to sell them for an amount equal to or higher than the price paid by buyers.

      There is no established trading market for the notes. Consequently, the notes will be relatively illiquid, and you may be unable to sell your notes. We do not intend to apply for a listing of the notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. We cannot assure you that a market will develop for the notes or that you will be able to sell your notes. If any of the notes are traded after you purchase them, they may trade at a discount from your purchase price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, the price of our underlying common stock, general economic conditions and our financial condition, performance and prospects.

      We may not be able to repurchase the notes upon a fundamental change or upon the exercise of the holders' options to require us to repurchase the notes.

      Upon the occurrence of certain fundamental changes, you will have the right to require us to repurchase your notes at a purchase price in cash equal to 100% of the principal amount of your notes plus accrued and unpaid interest, if any. Any future credit agreement or other agreements relating to indebtedness to which we become a party may contain similar provisions. In the event that we experience a fundamental change that results in us having to repurchase the notes offered hereby or upon the exercise of the holders' options to require us to repurchase the notes, we may not have sufficient financial resources to satisfy all of our obligations under the notes and our other debt instruments. Our failure to make the fundamental change offer or to pay the fundamental change purchase price when due or to make payments upon the exercise of the holders' options to require us to repurchase the notes would result in a default under the indenture governing the notes. In addition, the fundamental change feature of the notes does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See "Description of the Notes-Repurchase of Notes at the Option of Holders Upon a Fundamental Change" and "Description of the Notes-Consolidation, Merger and Sale of Assets."

      The price of our common stock historically has been volatile, which may make it difficult for you to resell the notes or any common stock into which the notes are convertible and the issuance of substantial amounts of our common stock could adversely affect the price of our common stock and, thus, the price of the notes. Additionally, the price of our common stock will impact the price of the notes.

      The market price of our common stock historically has experienced and may continue to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results or other company-specific events, changes in general conditions in the economy or the financial markets, changes in outlook, estimates or coverage of us by research analysts and other developments affecting us or our competitors could also cause the market price of our common stock to fluctuate substantially. The trading price of the notes has been and is expected to continue to be affected significantly by the price of our common stock.

      In addition, the issuance of substantial amounts of our common stock, including the common stock issuable upon conversion of the notes, could adversely impact its price. In the future, we may sell additional shares of our common stock to raise capital. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options and upon conversion of the notes. As of October 31, 2006, 2,848,233 shares of our common stock were reserved for issuance for outstanding stock options. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price of our common stock. The issuance and sale of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the trading price of the notes and the market price of our common stock.

      The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

      Conversion of the notes may affect the trading price of our common stock.

      The conversion of some or all of the notes and any sales in the public market of our common stock issued upon such conversion could adversely affect the market price of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress our common stock price.

      Fraudulent transfer statutes may limit your rights as a noteholder.

      Federal or state fraudulent transfer laws permit a court, if it makes certain findings, to:

      o     avoid all or a portion of our obligations under the notes to you;

      o subordinate our obligations under the notes to you to our other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the notes; and

      o take other action detrimental to you, including, in some circumstances, invalidating the notes.

      If a court were to take any of those actions, you may never be repaid.

      Under federal and state fraudulent transfer laws, in order to take any of those actions, courts will typically need to find that, at the time the notes were issued, we:

      o issued the notes with the intent of hindering, delaying or defrauding current or future creditors, received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes and were insolvent or were rendered insolvent by reason of the issuance of the notes;

      o were engaged, or about to engage, in a business or transaction for which our assets were unreasonably small; or

      o intended to incur, or believed (or should have believed) we would incur, debts beyond our ability to pay as such debts mature (as all of the foregoing terms are defined in or interpreted under such fraudulent transfer statutes).

      Different jurisdictions define "insolvency" differently. However, we generally would be considered insolvent at the time we incurred the indebtedness constituting the notes if (1) the fair market value (or fair saleable value) of our assets was less than the amount required to pay our total existing debts and liabilities (including the probable liability related to contingent liabilities) as they become absolute or matured or (2) we were incurring debts beyond our ability to pay as such debts mature. A court may apply a different standard in order to determine whether we were "insolvent" as of the date the notes were issued, and, regardless of the method of valuation, a court may determine that we were insolvent on that date. Moreover, a court may determine, regardless of whether we were insolvent on the date the notes were issued, that the payments constituted fraudulent transfers on another ground.

      If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

      You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. Similarly, if we declare a dividend, you will only be entitled to the conversion rate adjustment, if any, provided for under "Description of the Notes-Conversion of Notes-Conversion Rate Adjustments."

      Certain provisions of our certificate of incorporation, by-laws, stockholder rights plan and the Delaware General Corporation Law may have possible anti-takeover effects.

      Some of the provisions of our stockholder rights plan, certificate of incorporation, by-laws and Delaware law could discourage, delay or prevent an acquisition of our business at a premium price. The provisions:

      o permit the board of directors to increase its own size and fill the resulting vacancies;

      o under our stockholder rights plan, upon the occurrence of certain events involving a hostile takeover of us, unless our board of directors acts otherwise, grant to each holder of a right, other than rights beneficially owned by the acquiring company, the right to receive upon exercise: (i) that number of shares of our common stock having a market value equal to two times the purchase price of the right or (ii) that number of shares of common stock of the acquiring company that at the time of the transaction has a market value of two times the exercise price of the right.

      In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

      You should consider the U.S. federal income tax consequences of owning the notes.

      Federal income tax consequences may be materially different from the consequences that may be expected by investors in considering other convertible debt investments. Investors considering the purchase of notes are urged to consult with their own tax advisors concerning such consequences and the potential impact in their particular circumstances. The material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes are summarized in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

      The notes are not protected by restrictive covenants.

      The indenture governing the notes does not contain any financial or operating controls or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. For example, the indenture does not restrict our ability in the future to enter into additional credit facilities that may be secured and accordingly effectively senior to the notes. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control involving us, except to the extent described under "Description of the Notes."

                 RATIO OF EARNINGS (DEFICIENCY) TO FIXED CHARGES
                                   (Unaudited)

(In thousands, except ratio)

                                              Fiscal year ended January 31,                Nine
                                                                                          Months
                                                                                           ended
                                                                                          October
                                      2002      2003      2004      2005        2006      31, 2006
                                    -------   -------   -------   --------    --------    --------
Earnings (Deficiency)               $68,794   $34,575   $26,928   $(73,511)   $(35,001)   $(19,301)
                                    -------   -------   -------   --------    --------    --------

Interest expense                      7,815     4,363     1,764      5,535      10,941      10,362
Rentals                               1,499     1,301     1,233      1,652       2,079       1,625
                                    -------   -------   -------   --------    --------    --------
Total fixed charges                 $ 9,314   $ 5,664   $ 2,997   $  7,187    $ 13,020    $ 11,987
                                    -------   -------   -------   --------    --------    --------

Ratio of earnings (deficiency) to
fixed charges                          7.39      6.10      8.98        (A)         (A)         (A)
                                    =======   =======   =======   ========    ========    ========


(A) Due to the Company's losses in the fiscal years ended January 31, 2005 and 2006, and the nine months ended October 31, 2006, the ratio for these periods was less than 1:1. The Company would have had to generate additional earnings of $80,698, $48,021 and $31,288 respectively, to achieve a coverage ratio of 1:1.

      The ratios were computed by dividing earnings by fixed charges. For this purpose, "earnings" represent the aggregate of (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, net of (a) interest capitalized and (b) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" represent the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense calculated as one-third of rental expense.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      As of January 31, 2007, there were 25,649,424 shares of our common stock issued and outstanding, held by 55 holders of record. Our common stock is traded on the NYSE under the symbol "CHP".

      The following table sets forth, for the periods indicated, the high and low sales price for shares of our common stock, as reported on the New York Stock Exchange. The closing sales price of our common stock on the New York Stock Exchange on February 12, 2007 was $5.88 per share.

Price Ranges

                                                                 Price Ranges
                                                              ------------------
                                                                High       Low
                                                              -------    -------
2007
    Fourth Quarter......................................       $5.50      $3.80
    Third Quarter.......................................        8.18       4.93
    Second Quarter......................................        8.24       6.15
    First Quarter.......................................        9.55       7.90
2006
    Fourth Quarter......................................       10.42       6.80
    Third Quarter.......................................       11.75       8.50
    Second Quarter......................................       10.70       6.16
    First Quarter.......................................       15.23       6.79
2005
    Fourth Quarter......................................       19.55      14.36
    Third Quarter.......................................       20.26      13.64
    Second Quarter......................................       18.20      13.55
    First Quarter.......................................       20.86      14.59

      We began paying cash dividends on our Common Stock in April 1987. For the fiscal years ended January 31, 2006 and 2005, we declared dividends per share as follows:


Fiscal Year      1st Quarter      2nd Quarter      3rd Quarter      4th Quarter
-----------      -----------      -----------      -----------      -----------

   2007            $ 0.01375               --             --                 --

   2006            $ 0.01375        $ 0.01375      $ 0.01375          $ 0.01375

   2005            $ 0.01375        $ 0.02750             --          $ 0.01375

      Our existing credit facilities permit dividends to be paid on our common stock, subject to certain restrictions, including having excess availability of at least $30,000,000 for each of the 30 consecutive days immediately prior to the date of the dividend.

      On June 5, 2006, we announced that we would not continue with a dividend payment at that time, given our focus on preserving cash for investment in the business in order to fund our turnaround plans and debt repayment. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors that our board of directors deems relevant.

                                   NO PROCEEDS

      The securities to be offered and sold using this prospectus will be offered and sold by the selling security holders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds from the sale of securities or conversion of the notes. The shares of our common stock offered by this prospectus are those shares issuable upon conversion of the notes.

                            SELLING SECURITY HOLDERS

      On November 21, 2006, we issued and sold $54,500,000 aggregate principal amount of the notes in a private placement in transactions exempt from the registration requirements of the Securities Act, to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) (which we sometimes refer to as the "initial purchasers" in this prospectus) in compliance with
Section 4(2) of the Securities Act. The selling security holders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of our common stock issuable upon conversion of the notes.

      The notes and shares of our common stock to be issued upon conversion of the notes are being registered pursuant to a registration rights agreement between us and the initial purchasers. In that agreement, we undertook to file a registration statement with regard to the notes and shares of our common stock issuable upon conversion of the notes and, subject to certain exceptions, to keep that registration statement effective for up to two years. The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.

      The selling security holders named below have advised us that they currently intend to sell the notes and shares of our common stock set forth below pursuant to this prospectus. Additional selling security holders may choose to sell notes and shares of our common stock from time to time upon notice to us. Except as noted in the table below, the selling security holders named below have not, within the past three years, held any position, office or other material relationship with us or any of our predecessors or affiliates.

      Unless the securities were purchased pursuant to this registration statement, before a security holder not named below may use this prospectus in connection with an offering of securities, this prospectus will be amended to include the name and amount of notes and common stock beneficially owned by the selling security holder and the amount of notes and common stock to be offered. Any amended prospectus will also disclose whether any selling security holder selling in connection with that amended prospectus has held any position, office or other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the amended prospectus.

      The following table is based solely on information provided by the selling security holders. This information represents the most current information provided to us, as of January 31, 2007, by the selling security holders.

                                                                                                           Number of
                                                                                          Number of        Shares of
                                                                         Number of        Shares of         Common
                           Amount of     Percentage of                   Shares of          Common        Stock Upon
                             Notes           Notes         Amount of    Common Stock      Stock that      Completion
                          Beneficially   Beneficially     Notes to be   Beneficially        may be            of
Name of Holder               Owned           Owned         Sold($)(1)     Owned(2)          Sold(2)       Offering(1)
----------------------    ------------   -------------    -----------   ------------      ----------      -----------
Basso Fund Ltd.                 37,000           *             37,000          7,648           7,648           0

Basso Holdings Ltd.            548,000         1.01%          548,000        113,281         113,281           0

Basso Multi-Strategy           120,000           *            120,000         24,806          24,806           0
Holding Fund Ltd.

Credit Suisse                2,500,000         4.59%        2,500,000        516,795         516,795           0
Securities (USA) LLC(3)

D.E. Shaw Valence            5,000,000         9.17%        5,000,000      1,033,591       1,033,591
Portfolios, L.L.C.(4)

Five Sticks, L.P.               45,000           *             45,000          9,302           9,302           0

Tempo Master Fund LP         3,000,000         5.50%        3,000,000        620,154         620,154           0

UBS O'Connor LLC fbo         1,000,000         1.83%        1,000,000        206,718         206,718           0
O'Connor Global
Convertible Arbitrage
Master Limited

Any other holder of         42,250,000        77.52%       42,250,000      8,733,848       8,733,848           0
notes or future
transferee, pledgee,
donee or other
successor of any such
holder(5)

                 TOTAL      54,500,000             100%    54,500,000     11,266,147(6)   11,266,147(6)        0

* Less than 1%.

-------------
(1) Because the selling security holders may sell all or any portion of the notes and common stock issuable upon conversion of the notes held by them pursuant to this prospectus, we cannot estimate the amount and percentage of notes and common stock that the selling security holders will hold upon execution of any sales. The information presented assumes that all of the selling security holders will sell all notes held by them or fully convert such notes and sell all shares of our common stock issued upon such conversion.

(2) Includes the theoretical maximum number of shares of our common stock issuable upon the conversion of the full amount of notes held by such holder at the initial conversion price of approximately $4.84 per share, which equals a conversion rate of 206.7183 shares of $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under "Description of the Notes - Conversion of the Notes - Conversion Rate Adjustments." Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid in lieu of fractional shares, if any.

(3) This selling security holder has identified itself as a registered broker-dealer and, accordingly, under the interpretations of the SEC, is an "underwriter" within the meaning of the Securities

      Act. Please see "Plan of Distribution" for required disclosure regarding these selling security holders.

(4) This selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling security holder acquired its securities in the ordinary course of business and, at the time of the purchase of the securities, such selling security holder had no agreements or understandings, direct or indirect, with any person to distribute the securities. To the extent that we become aware that such selling security holder did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an "underwriter" within the meaning of the Securities Act.

(5) Information about other selling security holders will be set forth in one or more prospectus supplements or amendments, if required. Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any such holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rates.

(6) Includes 11,266,147 shares being registered hereby by the selling security holders named above, each as adjusted to reflect the issuance of cash in lieu of fractional shares.

                            DESCRIPTION OF THE NOTES

      We issued the notes under an indenture between us and The Bank of New York, as trustee. The notes and the common stock issuable upon conversion of the notes are covered by a registration rights agreement.

      The following description is only a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes. You may request copies of these documents from us upon written request at our address, which is listed in this prospectus under "Where You Can Find More Information and Incorporation by Reference."

      For purposes of this section, references to "we," "us," "our" and "C&D" refer solely to C&D Technologies, Inc., and not to its subsidiaries.

General

The Notes

      The notes:

      o     are limited to $54,500,000 aggregate principal amount;

      o mature on November 15, 2026, unless earlier converted by holders, redeemed at our option or purchased by us at the option of holders;

      o bear interest at a rate of 5.50% per annum on the principal amount, payable semi-annually, in arrears, on each May 15 and November 15, beginning on May 15, 2007, to the holders of record at the close of business on the preceding May 1 and November 1, respectively;

      o will bear additional interest if we fail to comply with certain obligations set forth below under "-Registration Rights;"

      o are convertible into shares of our common stock at an initial conversion rate of 206.7183 shares of our common stock per $1,000 principal amount of notes (which represents a conversion price of approximately $4.84 per share of common stock) upon subject to certain limitations described below under "--Conversion of Notes;"

      o are redeemable by us on and after November 15, 2011, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of notes to be redeemed, plus any accrued and unpaid interest (including additional interest, if any) to, but not including, the redemption date;

      o are subject to repurchase by us for cash at the option of the holders upon the occurrence of a "fundamental change" (as defined below under "Repurchase of Notes at the Option of Holders Upon a Fundamental Change"), at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest (including additional interest), if any, to, but not including, the repurchase date as described below under "-Repurchase of Notes at the Option of Holders upon a Fundamental Change;"

      o are subject to repurchase by us for cash at the option of the holders on November 15, 2011, 2016 and 2021 at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest (including additional interest), if any, to, but not including, the repurchase date as described below under "-Repurchase at the Option of Holders;" and

      o are represented by a registered security in global form as described below under "-Book-Entry Delivery and Form."

      The indenture governing the notes does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional senior indebtedness or any other indebtedness or issuing or repurchasing securities. The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of highly leveraged transactions or a fundamental change of C&D, except to the extent described under "-Repurchase of Notes at the Option of Holders Upon a Fundamental Change" and "-Consolidation, Merger and Sale of Assets."

      The notes are our general unsubordinated unsecured obligations, ranking equally in right of payment to all of our existing and future unsubordinated unsecured indebtedness, including our 5.25% Convertible Notes Due 2025, and senior in right of payment to any of our future indebtedness that is expressly subordinated to the notes. We currently do not have any subordinated indebtedness issued or outstanding. The notes are junior in right of payment to all of our secured indebtedness to the extent of the value of the collateral securing those obligations and structurally subordinated in right of payment to all indebtedness and liabilities of our subsidiaries, including trade credit.

      If we issue debt securities and any of our subsidiaries guarantee such debt securities, such subsidiaries will also be required to guarantee the notes on an unsubordinated unsecured basis to the same extent they guaranteed such other debt securities.

      No sinking fund is provided for the notes.

      We maintain an office where the notes may be presented for registration, transfer, exchange or conversion. This office initially is an office or agency of the trustee. The notes were issued in fully registered book-entry form, without coupons, in denominations of $1,000 principal amount and multiples thereof, and are represented by one or more global securities. We may pay interest by check mailed to each holder at its address as it appears in the notes register; provided, however, that holders with notes in an aggregate principal amount in excess of $2.0 million will be paid, at their written election, by wire transfer of immediately available funds; provided further, however, that payments to The Depository Trust Company, New York, New York, which we refer to as "DTC," will be made by wire transfer of immediately available funds to the account of DTC or its nominee. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

      Holders may not sell or otherwise transfer the notes or the common stock issuable upon conversion of the notes except in compliance with the provisions set forth below under "-Registration Rights" and in this prospectus under "Transfer Restrictions." In addition, neither we nor the registrar nor the trustee is required to exchange or register a transfer of:

      o any notes for a period of 15 days before any mailing of a redemption notice; or

      o any notes that have been called for redemption or for which the holder has delivered, and not validly withdrawn, a repurchase notice, except, in the case of a partial redemption or repurchase, that portion of the notes not being redeemed or repurchased.

      The material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes are summarized in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

Structural Subordination

      We derive a significant portion of our income from our operating subsidiaries. The notes are structurally subordinate to all indebtedness and other liabilities, including trade payables and debt, and preferred stock incurred or issued by our subsidiaries. The indenture governing the notes does not place any limit on the amount of liabilities, including trade payables and debt, or preferred stock, that our subsidiaries may issue, guarantee or otherwise incur.

Interest

      The notes bear interest at a rate of 5.50% per annum on the principal amount from November 21, 2006. We will pay interest semi-annually, in arrears, on May 15 and November 15 of each year, beginning on May 15, 2007, subject to limited exceptions if the notes are converted prior to the relevant interest payment date. Subject to certain exceptions, interest will be paid to the holders of record at the close of business on the May 1 and November 1, as the case may be, immediately preceding the relevant interest payment date.

      Interest on the notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from November 21, 2006. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      Interest will cease to accrue on a note upon its maturity, conversion, repurchase by us at the option of a holder or redemption.

Conversion of Notes

General

      A holder may convert its notes, in whole or in part (subject to certain limitations described below), into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date of the notes, unless we have redeemed or purchased those notes. As used in this prospectus, "common stock" means the common stock, par value $0.01 per share, of C&D Technologies, Inc., including the rights related to our common stock pursuant to our rights agreement. Upon conversion, we may only deliver our common stock. Holders may only convert notes with a principal amount of $1,000 or an integral multiple of $1,000. The conversion rate with respect to a note is initially 206.7183 shares of our common stock per $1,000 principal amount. The conversion price of a note is equal to $1,000 divided by the then applicable conversion rate at the time of determination. The conversion rate is subject to adjustment as described below under "-Conversion Rate Adjustments." Accordingly, an adjustment to the conversion rate will result in a corresponding adjustment to the conversion price. The initial conversion price for the notes is approximately $4.84 per share.

      Neither an initial purchaser nor any of its affiliates or other person acting on its behalf may convert any notes (regardless of whether such notes were acquired directly from the Company), if the number of shares of common stock issuable upon such conversion, when aggregated with all other shares of common stock previously acquired by any such person upon conversion of any notes (regardless of whether they continue to hold such shares), would exceed 1,280,652 shares of common stock.

      The shares issuable upon conversion will be delivered through the conversion agent as soon as practicable following the conversion date. No fractional shares will be issued upon conversion; in lieu thereof, a holder that would otherwise be entitled to fractional shares of our common stock will receive a cash amount based on the applicable stock price of our common stock on the trading day immediately before the conversion date.

      If a holder exercises its right to require us to repurchase its notes as described below under "-Repurchase of Notes at the Option of Holders Upon a Fundamental Change" or "--Repurchase at the Option of Holders," such holder may convert its notes into shares of our common stock only if it withdraws its applicable repurchase notice in accordance with the indenture or if we default in the payment of the repurchase price.

Payment Upon Conversion Upon a Fundamental Change

      We must give notice of each fundamental change to all record holders and to the trustee on a date (the "effective notice date") that is within 10 business days after the effective date of the fundamental change. If a holder converts its notes at any time beginning at the opening of business on the effective notice date and ending at the close of business on the second trading day immediately preceding the related fundamental change repurchase date corresponding to such fundamental change, the holder will receive:

      (1) shares into which the notes are then convertible, as described above under "-General"; and plus

      (2) the make-whole premium, if any, described under "-Determination of the Make-Whole Premium."

Conversion Rate Adjustments

      The conversion rate will be adjusted:

      (1) upon the issuance of shares of our common stock as a dividend or distribution on our common stock;

      (2) upon subdivisions, combinations or reclassifications of our outstanding common stock;

      (3) upon the issuance to all holders of our common stock of rights or warrants entitling them to subscribe for or purchase our common stock at a price per share less than the "current market price" (as defined in the indenture) per share on the record date for the issuance (other than a distribution of rights pursuant to our shareholder rights plan), provided that the conversion rate for the notes will be readjusted to the extent that the rights or warrants are not exercised prior to their expiration;

      (4) upon the distribution to all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

      o dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

      o     a distribution referred to in clause (6) below; and

      o     distribution of rights pursuant to a shareholder rights plan;

      (5) upon the occurrence of any dividend or other distribution in cash (other than in connection with a liquidation, dissolution or winding up of the Company) to all holders of our common stock, in which case, immediately prior to the opening of business on the business day immediately following the record date for the dividend or distribution, the conversion rate shall be increased so that it equals an amount equal to the conversion rate in effect at the close of business on the record date for the dividend or distribution multiplied by a fraction:

            (a) whose numerator is the average of the volume-weighted average price per share of our common stock for the five consecutive trading days ending on the date immediately preceding the "ex" date (as defined below) for such cash dividend or distribution; and

            (b) whose denominator is the same average volume-weighted average price per share of our common stock less the per share amount of such cash dividend or distribution;

      (6) upon the distribution of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the

"current market price" (as defined in the indenture) per share of our common stock on the last date (the "expiration date") on which tenders or exchanges may be made pursuant to the tender or exchange offer, in which case, immediately prior to the opening of business on the business day after the expiration date, the conversion rate shall be increased so that it equals an amount equal to the conversion rate in effect immediately before the close of business on the expiration date multiplied by a fraction:

            (a) whose numerator is the sum of:

                  (i) the aggregate amount of cash and the aggregate value of any such other consideration distributed in connection with the tender or exchange offer; and

                  (ii) the product of (A) such "current market price" per share of our common stock and (B) the number of shares of our common stock outstanding as of the last time (the "expiration time") tenders or exchanges could have been made pursuant to the tender or exchange offer (excluding shares validly tendered and not withdrawn in connection with the tender or exchange offer and any shares held in our treasury); and

            (b) whose denominator is the product of:

                  (i) such "current market price" per share of our common stock; and

                  (ii) the number of shares of our common stock outstanding as of the expiration time (including shares validly tendered and not withdrawn in connection with the offer, but excluding any shares held in our treasury).

      For purposes hereof, the term "ex" date, when used with respect to any dividend or distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the sale price was obtained without the right to receive such dividend or distribution.

      No adjustment to the conversion rate will be made if the Company provides that the holders of notes will participate in the distribution without conversion, or in certain other cases.

      The conversion rate will not be adjusted:

      o upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

      o upon the issuance of any shares of our common stock or options or rights to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its subsidiaries; or

      o upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued.

      The holders will receive, upon conversion of the notes into our common stock, in addition to the common stock, the rights under our rights plan or under any future rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged. See "Description of Capital Stock."

      In the event of:

      o     any reclassification of our common stock;

      o     a consolidation, merger or combination involving the Company; or

      o a sale or conveyance to another person of our property and assets of the Company as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally thereafter be entitled to convert their notes into the same type of consideration received by common stock holders immediately following one of these types of events.

      Subject to applicable stock exchange rules and listing standards, we are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days' prior notice of any increase in the conversion rate. Subject to applicable stock exchange rules and listing standards, we may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

      No adjustment in the conversion rate will be required unless it would result in a change in the conversion rate of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

Conversion Procedures

      Subject to the limitation described under "--General," the right of conversion attaching to any note may be exercised (a) if such note is represented by a global security, by book-entry transfer to the conversion agent (which initially is the trustee) through the facilities of DTC, or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed conversion notice and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met.

      No separate payment or adjustment will be made for accrued and unpaid interest on a converted note or for dividends or distributions on any of our common stock issued upon conversion of a note, except as provided in the indenture. By delivering to the holder the number of shares issuable upon conversion, together with a cash payment in lieu of any fractional shares, plus any other consideration due upon conversion, we will satisfy our obligation with respect to the conversion of the notes. That is, accrued interest (including additional interest, if any) will not be paid and we will not adjust the conversion rate to account for any accrued interest, including additional interest, if any.

      If the holder converts after the close of business on a record date for an interest payment but prior to the corresponding interest payment date, the holder as of the record date will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of the notes prior to the interest payment date. Each holder, however, agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, if
(1) we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date or that results in conversion prior to that interest payment date, (2) any overdue interest exists at the time of conversion with respect to the notes being converted, but only to the extent of the amount of such overdue interest or (3) the holder surrenders any notes for conversion after the close of business on the record date relating to the final interest payment date. Accordingly, under the circumstances described in clause (1), a holder of notes who chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of regularly scheduled interest it will receive on the interest payment date.

      Holders of notes are not required to pay any taxes or duties relating to the issuance or delivery of our common stock upon exercise of conversion rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the note. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

      The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the conversion is effective.

      A certificate for the number of full shares of common stock into which the notes are converted will be delivered to such holder, assuming all of the other requirements have been satisfied by such holder, as soon as practicable following the conversion date.

Determination of the Make-Whole Premium

      If a fundamental change occurs prior to November 15, 2011, we will pay a make-whole premium upon certain conversions of the notes as described above under "-Conversion of Notes-Payment Upon Conversion Upon a Fundamental Change." The make-whole premium will be equal to a number of additional shares of common stock per $1,000 principal amount of converted. The make-whole premium will be in addition to, and not in substitution for, any cash, securities or other assets otherwise due to holders of notes upon conversion. The make-whole premium will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, referred to as the "effective date," and the price, referred to as the "stock price," paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. In all other cases, the stock price will be the average of the applicable stock prices of our common stock for the five consecutive trading days immediately preceding but not including the effective date.

      We will pay the make-whole premium solely in shares of our common stock (other than cash in lieu of fractional shares) or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted or exchanged in connection with the fundamental change (other than cash paid in lieu of fractional interests in any security or pursuant to dissenters' rights); provided, however, that we will pay cash in lieu of fractional interests in any security or other property delivered in connection with such fundamental change. The make-whole premium will be payable on the fundamental change repurchase date after the fundamental change for notes converted in connection with a fundamental change. If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such fundamental change, then, for purposes of the foregoing, the forms of consideration in which the make-whole premium will be paid will be in proportion to the relative value, determined as described in the following paragraph, of the different forms of consideration paid to our common stockholders in connection with the fundamental change.

      The value of our shares or other consideration for purposes of determining the number of shares or other consideration to be issued in respect of the make-whole premium will be calculated as follows:

      (1) In the case of a fundamental change in which all or substantially all of the shares of our common stock have been, as of the effective date, converted into or exchanged for the right to receive securities or other assets or property, the consideration shall be valued as follows:

            (a) securities that are traded on the NYSE or other U.S. national securities exchange or approved for quotation on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, will be valued at 98% of the average of the volume-weighted average prices of such securities for the five consecutive trading days beginning on the second trading day after the effective notice date,

            (b) other securities, assets or property, other than cash, that holders will have the right to receive will be valued based on 98% of the average of the fair market value of the securities, assets or property, other than cash, as determined by two independent nationally recognized investment banks selected by us, and

            (c) 100% of any cash.

      (2) In all other cases, the value of our shares will equal 98% of the average of the applicable stock prices of our common stock for the five consecutive trading days beginning on the second trading day after the effective notice date.

      The stock prices set forth in the first column of the following table will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to the adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment to the conversion rate and the denominator of which is the conversion rate as so adjusted.

      The following table sets forth the stock price, effective date and make-whole premium (expressed as a number of additional shares of common stock per $1,000 principal amount) upon a conversion in connection with a fundamental change:

                               Make-Whole Premium
                  (Number of Additional Shares of Common Stock)

                                 EFFECTIVE DATE
                                  November 15,
                   ------------------------------------------------
          STOCK
          PRICE       2006    2007    2008    2009    2010    2011
                   ------------------------------------------------
          $4.30      25.84   25.84   25.84   25.84   25.84   25.84
          $5.00      25.84   25.84   25.84   25.84   25.84       0
          $6.00      25.84   25.84   25.84   25.84   17.43       0
          $7.00      25.84   25.84   25.28   19.67   12.35       0
          $8.00      24.04   24.53   20.62   15.77    9.78       0
          $9.00      20.41   20.84   17.40   13.22    8.25       0
          $10.00     17.66   18.08   15.06   11.43    7.23       0
          $11.00     15.52   15.94   13.27   10.09    6.46       0
          $12.00     13.79   14.23   11.85    9.04    5.84       0
          $13.00     12.38   12.83   10.70    8.19    5.34       0
          $14.00     11.19   11.66    9.74    7.49    4.91       0
          $15.00     10.19   10.66    8.92    6.88    4.54       0
          $16.00      9.32    9.80    8.22    6.36    4.21       0
          $17.00      8.56    9.06    7.61    5.91    3.93       0
          $18.00      7.90    8.40    7.07    5.51    3.68       0
          $19.00      7.31    7.81    6.60    5.15    3.45       0
          $20.00      6.79    7.29    6.17    4.83    3.25       0
          $21.00      6.32    6.82    5.78    4.54    3.06       0
          $22.00      5.89    6.40    5.43    4.28    2.90       0
          $23.00      5.51    6.02    5.12    4.04    2.74       0
          $24.00      5.16    5.66    4.83    3.82    2.60       0
          $25.00      4.83    5.34    4.56    3.61    2.47       0

      The exact stock price and effective dates may not be set forth on the table, in which case:

      o if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

      o if the stock price is equal to or in excess of $25.00 per share (subject to adjustment in the same manner as the stock price), the make-whole premium will be as set forth in the bottom row of the table above; and

      o if the stock price is less than $4.30 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

      Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Redemption

      At any time on or after November 15, 2011, we may redeem any portion of the notes for cash at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus any accrued and unpaid interest (including additional interest, if any).

      We will give at least 30 days' but not more than 60 days' notice of redemption by mail to holders of notes. Notes called for redemption are convertible by the holder until the close of business on the business day immediately preceding the redemption date.

      If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, on a pro rata basis or by any other method that the trustee considers fair and appropriate or in accordance with the applicable procedures of DTC to the extent notes are held in book-entry form. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of a holder's notes is selected for partial redemption, and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

      If the paying agent holds cash sufficient to pay the redemption price of the notes for which a redemption notice has been delivered on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the notes will cease to be outstanding and interest (including additional interest, if any) on such notes shall cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the redemption price upon delivery of the notes.

Repurchase of Notes at the Option of Holders Upon a Fundamental Change

      In the event of a fundamental change (as defined below) each holder will have the right at its option, subject to the terms and conditions of the indenture, to require us to repurchase, in whole or in part, the holder's notes in integral multiples of $1,000 principal amount, at a price in cash equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date. We will be required to repurchase the notes on a date that is not less than 45 business days after the date we mail the notice referred to below.

      Within 10 business days after a fundamental change has become effective, we must mail to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the fundamental change, which notice must state, among other things:

      o     the events causing such fundamental change;

      o     the date of such fundamental change;

      o     the last date on which a holder may exercise the repurchase right;

      o     the repurchase price;

      o     the repurchase date;

      o     the names and addresses of the paying and conversion agents;

      o the conversion rate, and any adjustments to the conversion rate that will result from the fundamental change;

      o that notes with respect to which a repurchase notice is given by the holder may be converted, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

      o     the procedures that holders must follow to exercise the right.

      To exercise this right, the holder must transmit to the paying agent a written repurchase notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

      o the certificate numbers of the notes to be delivered by the holder, if applicable;

      o the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

      o that such notes are being tendered for repurchase pursuant to the fundamental change provisions of the indenture.

      A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

      o     the certificate numbers of the notes being withdrawn, if applicable;

      o the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple of $1,000; and

      o the principal amount, if any, of the notes that remain subject to the repurchase notice.

      If the notes are not in certificated form, the foregoing notices from holders must comply with the applicable DTC procedures.

      We agreed under the indenture to:

      o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

      o otherwise comply with all federal and state securities laws in connection with any offer by us to repurchase the notes upon a fundamental change.

      Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

      If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest (including additional interest, if any) on such notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

      A "fundamental change" will be deemed to have occurred upon the occurrence of any of the following:

      (1) any "person" or "group" files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing, or we otherwise become aware, that such person or group is or has become the "beneficial owner," directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

      (2) we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned" directly or indirectly, the shares of our voting stock immediately prior to such transaction beneficially own, directly or indirectly, shares of voting stock representing a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person in substantially the same proportion amongst themselves as such ownership immediately prior to such transaction;

      (3) a majority of the members of our board of directors are not continuing directors (as defined below);

      (4) our common stock ceases to be listed on the NYSE or another national securities exchange and is not then quoted on The Nasdaq Global Market or the Nasdaq Global Select Market or another established automated over-the counter trading market in the United States; or

      (5) the Company's Common Stock is suspended from trading on the NYSE or another national securities exchange or The Nasdaq Global Market or The Nasdaq Global Select Market or another established automated over-the-counter trading market in the United States and, in any such case, such suspension is not lifted within 60 days after commencement thereof.

      However, a merger or consolidation will be deemed not to be a fundamental change if greater than 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters' appraisal rights) in the merger or consolidation constituting the fundamental change consists of common stock traded on the NYSE or another national securities exchange or quoted on The Nasdaq Global Market or the Nasdaq Global Select Market (or which will be so traded or quoted when issued or exchanged in connection with such merger or consolidation) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

      For purposes of this fundamental change definition:

      o "person" and "group" shall have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

      o a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture;

      o "beneficially own" and "beneficially owned" have meanings correlative to that of beneficial owner;

      o "board of directors" means the board of directors or other governing body charged with the ultimate management of any person;

      o "continuing director" means, as of any date of determination, any member of our board of directors who was a member of such board of directors on the date of the indenture, or was nominated for election or elected to such board of directors with the approval of:
            (A) a majority of the continuing directors who were members of such board at the time of such nomination or election or (B) a nominating committee, a majority of which committee were continuing directors at the time of such nomination or election;

      o "capital stock" means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person;

      o "voting stock" means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors.

      The term "all or substantially all" as used in the definition of fundamental change will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure holders how a court would interpret this phrase under applicable law if holders elect to exercise their rights following the occurrence of a transaction which such holders believe constitutes a transfer of "all or substantially all" of our assets.

      This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of antitakeover provisions. Instead, the fundamental change repurchase feature is a result of negotiations between us and the initial purchasers.

      We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other unsubordinated indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other unsubordinated indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

      Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See "Risk Factors-Risks Relating to the Notes and Our Common Stock -We may not be able to repurchase notes upon a fundamental change or upon the exercise of the holders' options to require us to repurchase the notes."

Repurchase at the Option of Holders

      On each of November 15, 2011, 2016 and 2021, each holder will have the right at its option, subject to the terms and conditions of the indenture, to require us to repurchase, in whole or in part, the holder's notes in integral multiples of $1,000 principal amount, at a price in cash equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date.

      At least 20 but not more than 45 business days prior to any date for repurchase at the option of the holder pursuant to this section, we must mail to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the repurchase option and stating, among other things, the procedures that holders must follow to require us to repurchase their notes.

      To exercise this right, the holder must transmit to the paying agent a written repurchase notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

      o the certificate numbers of the notes to be delivered by the holder, if applicable;

      o the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

      o that such notes are being tendered for repurchase pursuant to the provisions of the indenture corresponding to this "Repurchase at the Option of Holders."

      A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

      o     the certificate numbers of the notes being withdrawn, if applicable;

      o the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple of $1,000; and

      o the principal amount, if any, of the notes that remain subject to the repurchase notice.

      If the notes are not in certificated form, the foregoing notices from holders must comply with the applicable DTC procedures.

      We agreed under the indenture to:

      o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

      o otherwise comply with all federal and state securities laws in connection with any offer by us to repurchase the notes at the option of holders.

      Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

      If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest (including additional interest, if any) on such notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

      Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. We cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See "Risk Factors-Risks Relating to the Notes -We may not be able to repurchase notes upon a fundamental change or upon the exercise of the holders' options to require us to repurchase the notes."

Events of Default

      Each of the following constitutes an event of default with respect to the notes:

      (1) a default in the payment when due of any principal of any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

      (2) a default in the payment of any interest, additional interest or any make-whole premium when due under the notes, which default continues for 30 days;

      (3) a default in our obligation to satisfy our conversion obligation upon exercise of a holder's conversion right;

      (4) a default in our obligation to provide notice of the occurrence of a fundamental change when required by the indenture;

      (5) our failure to perform or comply with the provisions described under "-General-The Notes" to the extent they relate to the issuance of subsidiary guarantees, or any subsidiary guarantee with respect to the notes ceases to be in full force and effect (other than in accordance with the terms of the indenture) or is declared to be null and void and unenforceable or the subsidiary guarantee with respect to the notes is found to be invalid or a subsidiary guarantor that is a significant subsidiary denies its liability under its subsidiary guarantee with respect to the notes (other than by reason of release of the subsidiary guarantor in accordance with the terms of the indenture);

      (6) our failure to comply with any of our other agreements in the notes or the indenture upon receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

      (7) We or any of our significant subsidiaries fails to make any payment of principal in excess of $10 million in respect of indebtedness for borrowed money, when and as the same shall become due and payable, whether at maturity or upon acceleration, and such indebtedness is not paid, or such acceleration is not rescinded, by the end of the 30th day after receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount of the notes then outstanding; or

      (8) certain events of bankruptcy, insolvency or reorganization of the Company or any of our significant subsidiaries.

      The term "significant subsidiary" means any of our subsidiaries which has:
(i) consolidated assets or in which we and our other subsidiaries have investments equal to or greater than 10% of our total consolidated assets; or
(ii) consolidated gross revenue equal to or greater than 10% of our consolidated gross revenue.

      If an event of default other than an event of default described in clause
(8) above with respect to us occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes then outstanding plus any interest on the notes accrued and unpaid (including additional interest, if any) through the date of such declaration to be immediately due and payable.

      The indenture provides that if an event of default described in clause (8) above with respect to us occurs, the principal amount of the notes plus accrued and unpaid interest (including additional interest, if any) will automatically become immediately due and payable. However, the effect of such provision may be limited by applicable law.

      At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration.

      Subject to the indenture, applicable law and the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

      No holder has any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

      o the holder has previously given the trustee written notice of a continuing event of default;

      o the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee; and

      o the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

      However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

      Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default other than:

      o our failure to pay principal of or any interest (including additional interest, if any) on any note when due or the payment of any redemption or repurchase price;

      o our failure to convert any note into common stock and cash for fractional shares; and

      o our failure to comply with any of the provisions of the indenture that cannot be modified without the consent of the holder of each outstanding note.

      We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers' knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease all or substantially all of our properties and assets to any successor person, unless:

      o the resulting, surviving or transferee person is us or, if other than us, is organized and validly existing under the laws of the United States of America, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture; and

      o immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing.

      When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions described above could constitute a fundamental change and permit each holder to require us to repurchase the notes of such holder as described above under "-Repurchase of Notes at the Option of Holders Upon a Fundamental Change." Notwithstanding the foregoing, we may transfer all or substantially all of our assets to a wholly-owned subsidiary without the subsidiary's assuming our obligations on the notes and under the indenture, provided that such subsidiary shall be required to guarantee the notes if we issue debt securities and any of our subsidiaries guarantee such debt securities, in each case, to the same extent that they guaranteed such other debt securities.

Modification and Waiver

      Except as described below, we and the trustee may amend or supplement the indenture or the notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

      (1) change the stated maturity of the principal of or the payment date of any installment of interest, contingent interest or additional interest on or with respect to the notes;

      (2) reduce the principal amount of, repurchase price or redemption price of, or the make-whole premium or rate of interest or additional interest on any note;

      (3) reduce the amount of principal payable upon acceleration of the maturity of any note;

      (4) change the currency in which the principal, repurchase price or redemption price or interest with respect to the notes is payable;

      (5) impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

      (6) modify the provisions with respect to the repurchase rights of the holders described under "-Repurchase of Notes at the Option of Holders Upon a Fundamental Change" or "-Repurchase of Notes at the Option of Holders" in a manner adverse to holders;

      (7) adversely affect the right of holders to convert notes other than as provided in the indenture;

      (8) reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

      (9) alter the manner of calculation or rate of accrual of interest or additional interest, redemption price, repurchase price or the make-whole premium on any note or extend the time for payment of any such amount.

      We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of the holders to, among other things:

      (l) cure any ambiguity, defect or inconsistency;

      (2) provide for uncertificated notes in addition to or in place of certificated notes;

      (3) provide for the assumption of our obligations to holders of notes in the case of a share exchange, merger or consolidation or sale of all or substantially all of our assets;

      (4) make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect in any material respect the legal rights under the indenture of any such holder;

      (5) add a guarantor;

      (6) comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

      (7) secure the notes;

      (8) comply with the rules of any applicable securities depositary, including DTC; or

      (9) provide for a successor trustee in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture.

Satisfaction and Discharge

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or conversion agent, as the case may be, after the notes have become due and payable, whether at maturity or any repurchase date or by delivery of a notice of redemption or conversion or otherwise, cash, shares or other consideration (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of the Notes

      We or our agents are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the sale price of our common stock and the amount of any make-whole premium. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

      The Bank of New York is the trustee under the indenture. The trustee is the paying agent, conversion agent and registrar for the notes.

      If the trustee becomes one of our creditors, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims as security or otherwise. The trustee will be permitted to engage in other transactions; if, however, after a default has occurred and is continuing, it acquires any conflicting interest, it must eliminate such conflict with 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

Book-Entry Delivery and Form

      We issued the notes in the form of global security. The global security has been deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC's nominee. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders may hold their beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

      DTC has advised us that it is:

      o a limited purpose trust company organized under the laws of the State of New York;

      o     a member of the Federal Reserve System;

      o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

      o a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      Ownership of beneficial interests in the global security is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security is shown on, and the transfer of those beneficial interests is effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

      Owners of beneficial interests in the global security who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

      So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, a holder is not entitled to have the notes represented by the global security registered in its name, will not receive or be entitled to receive physical delivery of certificated securities and are not considered to be the owner or holder of any notes under the global security. We understand that, under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We make payments of principal of, premium, if any, and any interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent or conversion agent have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants. Transfers between participants in DTC are effected in the ordinary way in accordance with DTC rules and are settled in same-day funds.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited, and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. If, however, DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency, and we do not appoint a successor depositary within 90 days, or if there is an event of default under the notes, we will exchange the global security for certificated securities, which we will distribute to DTC participants and which will be legended, if required, as set forth under the heading "Transfer Restrictions."

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights

      The following summary of the registration rights to be provided in the registration rights agreement is not complete. You should refer to the registration rights agreement for a full description of the registration rights that apply to the notes.

      In the registration rights agreement, we agreed for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes, or the registrable securities, to use our commercially reasonable efforts to keep the shelf registration statement of which this prospectus is a part effective until the earliest of:

      (1) two years from the latest date of original issuance of the notes;

      (2) the date when all registrable securities shall have been registered under the Securities Act and disposed of;

      (3) the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act; and

      (4) the date on which the registrable securities cease to be outstanding.

      If we notify the holders in accordance with the registration rights agreement to suspend the use of the prospectus upon the occurrence of certain events, then the holders will be obligated to suspend the use of the prospectus until the requisite changes have been made, and the period of effectiveness of the shelf registration statement provided for in clause (1) above shall be extended by the number of days from and including the date of the giving of such notice to and including the date when holders have been advised by us that the prospectus may be used or have received the amended or supplemented prospectus.

      A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally is required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement which are applicable to such holder.

      If after the shelf registration statement has been declared effective by the SEC, such shelf registration statement ceases to be effective, or the shelf registration statement or prospectus contained therein ceases to be usable in connection with the resales of notes and the common stock issuable upon the conversion of the notes, in accordance with and during the periods specified in the registration rights agreement because either (i) any event occurs as a result of which the prospectus forming part of such shelf registration statement would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading or (ii) it shall be necessary to amend such shelf registration statement or supplement the related prospectus to comply with the Securities Act or Exchange Act or the respective rules thereunder (we refer to each such event described above as a registration default), additional interest will accrue on the notes, from and including the date on which the registration default shall occur to but excluding the date on which all such registration defaults have been cured, at the rate of (a) 0.25% of the principal amount of the notes per year to and including the 90th day following the occurrence of such registration default and (b) 0.50% of the principal amount of the notes per year from and after the 91st day following such registration default. No additional interest will accrue on any shares of common stock into which notes have been converted.

      Notwithstanding the foregoing, we may suspend the availability of the shelf registration statement and the use of any prospectus by written notice to the holders for a period or periods not to exceed an aggregate of 10 days in any three-month period or an aggregate of 60 days in any twelve month period (we refer to each of these periods of suspension as a suspension period) without incurring such additional interest upon the occurrence of certain events, including the following:

      (i) the happening of any event that requires us to make changes in the shelf registration statement or any related prospectus in order that the shelf registration statement or any related prospectus does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading;

      (ii) the occurrence or existence of any pending corporate development or other similar event with respect to us or a public filing with the SEC that, in our reasonable discretion, makes it appropriate to suspend the availability of a shelf registration statement and the related prospectus; and

      (iii) it becomes necessary to amend the shelf registration statement or supplement the related prospectus to comply with the Securities Act or Exchange Act or the respective rules thereunder.

      From and after the date of this prospectus, each holder wishing to sell its registrable securities pursuant to the shelf registration statement and this prospectus must deliver a questionnaire to us at least 10 business days prior to any intended distribution if it did not deliver such a questionnaire to us at least one day prior to the filing of the shelf registration statement. As promptly as practicable after the later of receipt of a questionnaire or the expiration of any suspension period in effect when such questionnaire is delivered, we will file, if required by applicable law, a post-effective amendment to the shelf registration statement of which this prospectus is a part or a supplement to this prospectus. In no event will we be required to file more than one post-effective amendment in any calendar quarter or to file a supplement or posteffective amendment during any suspension period.

      We will pay all expenses incident to our performance of and compliance with the registration rights agreement, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus as reasonably requested and take other actions as are required under the terms of the registration rights agreement to permit, subject to the foregoing, unrestricted resales of the registrable securities.

                          DESCRIPTION OF CAPITAL STOCK

General

      The following is a summary of the key terms and provisions of our capital stock. You should refer to the applicable provisions of our restated certificate of incorporation and our amended and restated by-laws, each as amended, the Delaware General Corporation Law and our public filings for a complete statement of the terms and rights of our capital stock.

      As of the date of this prospectus, we are authorized to issue up to 75,000,000 shares of common stock, par value $0.01 per share. As of October 31, 2006, we had 25,647,442 shares of common stock issued and outstanding.

Common Stock

      The holders of shares of our common stock are entitled to share ratably in such dividends as may be declared by the board of directors and paid by us out of funds legally available therefor and, upon dissolution and liquidation, to share ratably in the net assets available for distribution to stockholders. See "Price Range of Common Stock and Dividend Policy." Holders of shares of common stock have no redemption, preemptive or subscription rights.

      Holders of shares of our common stock are entitled to one vote per share for the election of directors and for all other matters to be submitted to a vote of our stockholders. Holders of shares of common stock have no cumulative voting rights.

Possible Anti-Takeover Provisions

      Our restated certificate of incorporation, by-laws, stockholder rights plan and Delaware law contain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult possible takeover proposals to acquire control of us and make removal of our management more difficult. Our by-laws permit the board of directors to increase its own size and fill the resulting vacancies.

Stockholder Rights Plan

      On February 22, 2000, our board of directors declared a dividend of one common stock purchase right (a "Right") for each share of common stock outstanding on March 3, 2000 to the stockholders of record on that date, pursuant to a Rights Agreement. Bank of New York currently serves as rights agent. Upon the occurrence of certain events, each Right will entitle the registered holder to purchase from us one one-hundredth of a share of common stock at a purchase price of $150 per one one-hundredth of a share, subject to adjustment, as stated in the Rights Agreement. Upon the occurrence of certain events involving a hostile takeover of us, unless our board of directors acts otherwise, each holder of a Right, other than Rights beneficially owned by the acquiring company, will thereafter have the right to receive upon exercise: (i) that number of shares of our common stock having a market value equal to two times the purchase price of the Right or (ii) that number of shares of common stock of the acquiring company that at the time of the transaction has a market value of two times the exercise price of the Right.

Delaware Law Provision

      The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the proposed business combination, did own) 15% or more of the corporation's voting stock. This law may have the effect of making it more difficult for a third party to acquire control of us.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted, as of the date hereof. Except where noted, this summary deals only with notes and shares of common stock held as capital assets. Additionally, this summary does not deal with special situations. For example, this summary does not address:

      o tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, expatriates, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities or insurance companies;

      o tax consequences to persons holding notes or shares of common stock as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

      o tax consequences to U.S. holders (as defined below) of notes or shares of common stock whose "functional currency" is not the U.S. dollar;

      o tax consequences to partnerships or other pass-through entities and investors in such entities;

      o     alternative minimum tax consequences, if any; or

      o other U.S. federal tax consequences (such as estate and gift tax consequences) and any state, local or foreign tax consequences.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurances that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or selling the notes or common stock. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances.

      If a partnership holds our notes or shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or shares of common stock, you should consult your tax advisor.

      If you are considering the purchase of notes, you should consult your own tax advisors concerning the U.S. federal tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

      To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that the discussion of tax matters set forth in this prospectus was written in connection with the promotion or marketing (within the meaning of IRS Circular 230) by the Issuer of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state, or local tax law. Each holder should seek advice based on its particular circumstances from an independent tax advisor.

Consequences to U.S. Holders

      The following is a summary of the U.S. federal income tax consequences that apply to a U.S. holder of notes or shares of our common stock. "U.S. holder" means a beneficial owner of a note or our common stock that is for United States federal income tax purposes:

      o     an individual citizen or resident of the United States;

      o a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

      o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

      o a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or
            (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Stated Interest

      Stated interest on the notes will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrues in accordance with the U.S. holder's method of accounting for U.S. federal income tax purposes. We may be required to make payments of additional interest to holders of the notes if we do not file, or cause to be declared or keep effective, a registration statement, as described under "Description of the Notes--Registration Rights" above. We believe that there is only a remote possibility that we would be required to pay additional interest, or that if such additional interest were required to be paid, it would be an incidental amount, and therefore we do not intend to treat the notes as subject to the special rules governing certain contingent payment debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). Our determination in this regard, while not binding on the IRS, is binding on U.S. holders unless they disclose their contrary position. If, contrary to expectations, we pay additional interest, although it is not free from doubt, such additional interest should be taxable to a U.S. holder as ordinary interest income at the time it accrues or is paid in accordance with the U.S. holder's regular method of tax accounting. In the event we pay additional interest on the notes, U.S. holders should consult their own tax advisors regarding the treatment of such amounts.

Market Discount

      If a U.S. holder acquires a note other than in connection with its original issue at a price that is less than its stated redemption price at maturity, the amount of such difference is treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than 1/4 of one percent of the stated redemption price at maturity multiplied by the number of complete years to maturity from the date of acquisition. Under the market discount rules, a U.S. holder will be required to treat any payment (other than stated interest) on, or any gain recognized on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the lesser of
(i) the amount of such payment or recognized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the stated maturity date of the note, unless the U.S. Holder elects to accrue market discount on the constant interest method. Any election applies on a note-by-note basis and is irrevocable.

      A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the stated maturity of the note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. holder may elect to include market discount in income currently as it accrues (on either a ratable or constant interest basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for U.S. Federal income tax purposes, and the U.S. holder's tax basis in the note will be increased by the amount of market discount included in income. Such an election will apply to all market discount debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor.

      If a U.S. holder converts a note with market discount into our shares of common stock, a ratable portion of such market discount will be allocated to each share of such common stock. The amount of market discount allocable to such common stock may be taxable as ordinary income upon a sale or other disposition of such common stock.

Amortizable Bond Premium

      A U.S. holder who purchases a note for an amount that exceeds the sum of all amounts (other than stated interest) payable on the note after the purchase date will be considered to have purchased the note with an "amortizable bond premium." For purposes of calculating this amortizable bond premium only, the amount treated as paid by the U.S. holder for the note is reduced by an amount equal to the value of the option to convert the note into our common stock; the value of the conversion option may be determined under any reasonable method. You generally may elect to amortize such "premium" over the remaining term of the note on a constant-yield method as offset to interest income. If you make this election, you will be required to reduce your adjusted tax basis in the note by the amount of the premium amortized. This election will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Constructive Distributions

      The conversion rate of the notes will be adjusted in certain circumstances, such as a stock split or stock dividend or certain distributions to our stockholders. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a holder's proportionate interest in assets or earnings may in some circumstances result in a deemed distribution to a holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution. Conversion rate adjustments arising from a stock split or a stock dividend are generally considered to be pursuant to a bona fide reasonable adjustment formula and thus will not give rise to a deemed dividend. However, certain of the possible conversion rate adjustments (generally including adjustments to the conversion rate upon a distribution to our stockholders that is treated as a taxable dividend) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, U.S. holders of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. It is not clear whether the adjustment to the conversion rate of notes converted in connection with a fundamental change, as described under "Description of the Notes - Determination of the Make-Whole premium, would be treated as a taxable distribution. In addition, if an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of stockholders could be treated as a taxable stock dividend to those stockholders. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules described below. It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. Corporate U.S. holders should be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Sale, Exchange, Redemption or Other Disposition of Notes

      A U.S. holder will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note (other than a conversion, except as discussed below) equal to the difference between the amount realized (less any amounts attributable to accrued but unpaid interest) upon the sale, exchange, redemption or other taxable disposition and the holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note will generally be equal to the amount paid for the note (increased by the amount of market discount previously included in income, if any, and decreased by the amount of amortized bond premium, if any). The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. Except as set forth under "Market Discount" above, gain or loss recognized by a U.S. holder on a taxable disposition of the note will be capital gain or loss. A noncorporate U.S. holder who has held the note for more than one year generally will be subject to reduced rates of taxation on such gain (currently, a 15% maximum federal income tax rate applies to long-term capital gains). The ability to deduct capital losses may be limited.

Conversion of Notes

      Conversion entirely for stock. A U.S. holder's conversion of a note solely into shares of our common stock generally will not be a taxable event for U.S. federal income tax purposes, except that the receipt of cash in lieu of a fractional share of our common stock will result in capital gain as described below. It is unclear whether a U.S. holder would recognize gain or loss with respect to a make-whole premium that is paid in common stock. Except as described below, a U.S. holder's adjusted tax basis in our common stock received upon conversion will be the same as the U.S. holder's adjusted tax basis in the note at the time of conversion, reduced by any basis attributable to a fractional share. The U.S. holder's holding period for the common stock received will include the holding period for the note converted. To the extent that gain or loss is recognized with respect to common stock distributed to a U.S. holder as a make-whole premium, the holder's tax basis in the common stock should be equal to the fair market value of the stock on the date of issuance and the holder's holding period should commence on the day following the date of the conversion.

      Treatment of cash in lieu of a fractional shares. If a U.S. holder receives cash in lieu of a fractional share of common stock, such U.S. holder would be treated as if the fractional share had been issued and then redeemed for cash. Accordingly, except as set forth under "Market Discount" above, a U.S. holder generally will recognize capital gain or loss with respect to the receipt of cash in lieu of a fractional share measured by the difference between the cash received for the fractional share and the portion of the U.S. holder's adjusted tax basis in the notes that is allocated to the fractional share.

Dividends on Common Stock

      If a U.S. holder converts a note for shares of common stock and we make a distribution in respect of that stock, the distribution generally will be treated as a dividend to the extent it is paid from current or accumulated earnings and profits. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. holder's adjusted tax basis in the U.S. holder's common stock to the extent of the U.S. holder's adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. Dividends received by individual holders generally will be subject to a reduced maximum tax rate of 15% through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as "investment income," which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. holder with respect to shares of common stock that are held by such holder for less than 61 days during the 121-day period beginning on the date that is 60 days before the date on which the shares of common stock became ex-dividend with respect to such dividend. If a U.S. holder is a U.S. corporation, it generally will be able to claim a dividends received deduction.

Sale, Exchange, Redemption or Other Disposition of Stock

      A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The U.S. holder's gain or loss will equal the difference between the amount realized by the U.S. holder and the U.S. holder's adjusted tax basis in the stock. The amount realized by the U.S. holder will include the amount of any cash and the fair market value of any other property received for the stock. Except as set forth under "Market Discount" above, gain or loss recognized by a U.S. holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

      When required, we or our paying agent will report to the holders of the notes and common stock and the IRS amounts paid on or with respect to the notes and the common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. holder will be subject to backup withholding on interest payments made on the notes and dividends paid on the common stock and proceeds from the sale of the common stock or the notes (including a redemption or retirement) at the applicable rate (which is currently 28%) if the U.S. holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends or, (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. holder's United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

      The following is a summary of the U.S. federal income tax consequences that apply to you if you are a non-U.S. holder of notes or shares of common stock. The term "non-U.S. holder" means a beneficial owner of a note or shares of common stock that is, for U.S. federal income tax purposes, an individual, corporation, trust, or estate that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations" or "passive foreign investment companies." Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Stated Interest

      Subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to United States federal withholding tax or income tax in respect of interest income on the notes if the interest qualifies for the so-called portfolio interest exemption. The portfolio interest exemption will be satisfied provided that:

      o interest paid on the note is not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States;

      o the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

      o the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

      o     the non-U.S. holder is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

      o the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS W-8BEN (or successor form)) or
            (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and satisfies the certification requirements of applicable Treasury regulations.

      If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States.

      If a non-U.S. holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of that trade or business, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided the non-U.S. holder complies with certain certification and disclosure requirements discussed in the preceding paragraph) in the same manner as if it were a U.S. holder. In addition, a foreign corporation may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable U.S. income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends on Common Stock

Any dividends paid with respect to the shares of common stock that are received upon the conversion of the notes (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see "-Consequences to U.S. Holders-Constructive Distributions" above) will be subject to withholding tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to a branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

      In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to a non-U.S. holder with respect to the shares of common stock are effectively connected with its conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. The non-U.S. holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Sale, Exchange, Redemption or Other Disposition of Notes or Shares

      Any gain realized by a non-U.S. holder upon the sale, exchange, redemption or other taxable disposition of a note or shares of common stock (including a conversion of the note into shares of common stock that is treated as a taxable event, see "-Consequences to U.S. Holders-Conversion of Notes") will not be subject to U.S. federal income tax unless:

      o that gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States ;

      o the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

      o we are or have been a "U.S. real property holding corporation" ("USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held the notes or our common stock, and certain other conditions are met. the applicable statutory period. We believe that we have not been, and are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

      A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder, and if the holder is a corporation, then any such effectively connected gain realized may also, under certain circumstances, be subject to a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% (or lower applicable treaty rate) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. Such holders are urged to consult their tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

Information Reporting and Backup Withholding

      Generally, we must report to the IRS and to non-U.S. holders the amount of interest and dividends paid to the holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and dividend payments and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty.

      In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make to the holder and the non-U.S. holder has provided the statement described above in the fifth bullet point under "Stated Interest." A non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale or other disposition (including a redemption or retirement) of a note or shares of our common stock within the United States or conducted through certain U.S.-related payors, unless the payor of the proceeds receives the statement described above or the holder otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules will be allowed as a credit against a holder's U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis.

                              PLAN OF DISTRIBUTION

      The securities to be offered and sold using this prospectus are being registered to permit public secondary trading of these securities by the selling security holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of the securities offered by this prospectus. The aggregate proceeds to the selling security holders from the sale of the notes or the common stock issuable upon conversion of the notes will be the purchase price of such notes or common stock less any discounts and commissions. A selling security holder reserves the right to accept and, together with its agents, to reject, any proposed purchases of notes or common stock to be made directly or through agents.

      The notes and the common stock issuable upon conversion of the notes may be sold from time to time to purchasers directly by the selling security holders and their successors, which includes their transferees, pledgees or donees or their successors, or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes and the common stock issuable upon conversion of the notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

      The selling security holders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock issuable upon conversion of the notes may be deemed to be "underwriters" within the meaning of the Securities Act. As a result, any profits on the sale of the notes and the common stock issuable upon the conversion of the notes by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts, and "underwriters" within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to certain statutory liabilities of the Securities Act and the Exchange Act. If the notes and the common stock issuable upon conversion of the notes are sold through underwriters, broker dealers or agents, the selling security holders will be responsible for underwriting discounts or commissions or agent's commissions. We estimate that our share of the total expenses of this offering will be approximately $80,000.

      Selling security holders who are registered broker-dealers are "underwriters" within the meaning of the Securities Act. In addition, selling security holders who are affiliates of registered broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act if such selling security holder (i) did not acquire the securities to be resold in the ordinary course of business and (ii) at the time of the acquisition of the securities, had any agreement, understanding or arrangement, direct or indirect, with any other person to distribute the securities.

      Broker-dealers may agree with the selling security holders to sell a specified number or amount of securities at a stipulated price per security, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling security holders, to purchase as principal any unsold securities at the price required to fulfill the broker-dealer commitment to the selling security holder. These transactions would be either at market prices prevailing at the time of sale or at negotiated prices. These transactions may involve crosses and block transactions and may involve sales to and through other broker-dealers, including transactions of the nature described above. In connection with such re-sales, the broker-dealers may pay to or receive from the purchasers of the securities commissions computed as described above.

      The notes were issued and sold on November 21, 2006 in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144A under the Securities Act. Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we have agreed to indemnify holders who have provided us with a notice and questionnaire and each person, if any, who controls (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) the holders who have provided us with a notice and questionnaire, from and against certain liabilities under the Securities Act, the Exchange Act or otherwise, or such persons will be entitled to contribution in connection with these liabilities. We have also agreed to indemnify underwriters, their affiliates and directors and each person who controls such underwriting within the meaning of the Securities Act or Exchange Act to the same extent as provided above. Pursuant to such registration rights agreement, the selling security holders have agreed, severally and not jointly, to indemnify us and each of our directors, officers and control persons from certain liabilities under the Securities Act, the Exchange Act or otherwise, or we will be entitled to contribution in connection with these liabilities.

      Securities covered hereby may be offered and sold at any time and from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders may sell the securities being offered by this prospectus:

      o with respect to the common stock issuable upon conversion of the notes, on the NYSE or otherwise at prices and at terms then prevailing or at prices related to the then-current market price; or

      o in private sales at negotiated prices directly or through one or more brokers, who may act as agent or as principal.

      The securities may be sold by one or more of, or a combination of, the following:

      o a block trade in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

      o an exchange distribution in accordance with the rules of such exchange;

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

      o     privately negotiated transactions;

      o the writing of options (including the issuance by the selling security holders of derivative securities), whether the options or such other derivative securities are listed on an options or other exchange or otherwise; or

      o     the settlement of short sales; or

      o     any other method permitted by law.

      In connection with sales of the securities to be offered and sold pursuant to this prospectus, the selling security holders may (A) enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume, (B) sell securities short and deliver securities to close out short portions, (C) loan or pledge the securities to broker-dealers or other financial institutions that in turn may sell such securities, (D) enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the securities, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or (E) enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

      Under the rules and regulations of the Exchange Act, the selling security holders may be a person engaged in the distribution of the common stock and may not simultaneously engage in market making activities with respect to our common stock for a period of five business days prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions, rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of shares of common stock by the selling security holders. We will make copies of this prospectus available to the selling security holders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

      The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against some liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealer, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealer purchases shares as principal. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of the shares.

      To comply with the securities laws of some states, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, some states prevent our common stock from being sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                  LEGAL MATTERS

      The validity of the notes and the validity of the common stock issuable upon conversion of the notes will be passed upon for us by Duane Morris LLP, Philadelphia, Pennsylvania.

                                     EXPERTS

      The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting), incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended January 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      We will bear no expenses in connection with any sale or other distribution by the selling security holders of the securities being registered other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

      SEC registration fee...........  $  5,832
      Legal fees and expenses........    35,000
      Accounting fees and expenses...    35,000
      Printing and other expenses....     4,168
                                       --------
            Total....................  $ 80,000
                                       ========

Item 15. Indemnification of Directors and Officers.

      Section 145 of the DGCL authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys' fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

      Our restated certificate of incorporation and amended and restated by-laws, each as amended, provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the DGCL.

      Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Item 16. Exhibits.

      3.1 Restated Certificate of Incorporation of C&D, as amended (incorporated by reference to Exhibits 3.1 and 3.2 to C&D's Current Report on Form 8-K dated June 30, 1998).

      3.2   Amended and Restated By-laws of C&D (incorporated by reference to
            Exhibit 3.1 to C&D's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002).

      4.1 Rights Agreement dated as of February 22, 2000, between C&D and Mellon Investor Services, LLC (formerly ChaseMellon Shareholder Services, L.L.C.), as rights agent, which includes as Exhibit B thereto the form of rights certificate (incorporated by reference to Exhibit 1 to C&D's Form 8-A Registration Statement filed on February 28, 2000); Amendment to Rights Agreement (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for the period ended October 31, 2004).

      4.2 Purchase Agreement dated November 16, 2005, among C&D, Credit Suisse First Boston LLC and Wachovia Capital Markets, LLC (incorporated by reference to Exhibit 4.2 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).

      4.3 Registration Rights Agreement dated November 21, 2005, among C&D, Credit Suisse First Boston LLC and Wachovia Capital Markets, LLC (incorporated by reference to Exhibit 4.3 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).

      4.4 Indenture, dated as of November 21, 2005, between C&D and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.4 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).

      4.5 Form of C&D Technologies, Inc. 5.25% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.5 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).

      4.6 Purchase Agreement dated November 15, 2006 between C&D and the several purchasers named in Schedule A thereto (incorporated by reference to Exhibit 10.2 to C&D's Current Report on Form 8-K dated November 16, 2006).

      4.7 Registration Rights Agreement dated November 21, 2006, between C&D and the several purchasers named in Schedule I thereto (filed herewith).

      4.8 Indenture, dated as of November 21, 2006, between C&D and The Bank of New York, as trustee (filed herewith).

      4.9 Form of C&D Technologies, Inc. 5.50% Convertible Senior Notes due 2026 (filed herewith).

      5.1 Opinion of Duane Morris LLP, regarding the legality of the notes and the underlying common stock. (filed herewith).

      8.1   Opinion of Duane Morris LLP as to tax matters (filed herewith).

      10.1 Purchase Agreement dated November 27, 1985, between Allied, Allied Canada Inc. and C&D; Amendments thereto dated January 28 and October 8, 1986 (incorporated by reference to Exhibit 10.1 to C&D's Registration Statement on Form S-1, No. 33-10889).

      10.2 Agreement dated December 15, 1986, between C&D and Allied (incorporated by reference to Exhibit 10.2 to C&D's Registration Statement on Form S-1, No. 33-10889).

      10.3 Lease Agreement dated February 15, 1994, by and between Sequatchie Associates, Incorporated and C&D Charter Power Systems, Inc. (which has since been merged into C&D) (incorporated by reference to
            Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended April 30, 1999); Extension and Modification Agreement effective December 19, 2003 (incorporated by reference to Exhibit
            10.3 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

      10.4 Purchase and Sale Agreement, dated as of November 23, 1998, among Johnson Controls, Inc. and its subsidiaries as Seller and C&D and C&D Acquisition Corp. as Purchaser (incorporated by reference to
            Exhibit 2.1 to C&D's Current Report on Form 8-K dated March 1,
            1999).

      10.5 Amended and Restated Credit Agreement dated as of June 30, 2004, among C&D Technologies, Inc. and Certain of its Subsidiaries as the Borrowers, the Subsidiaries identified herein as the Guarantors, Citizens Bank as Syndication Agent, LaSalle National Bank National Association as Co-Agent, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and the Other Lenders Party Hereto Arranged By Banc of America Securities LLC as Sole Lead Arranger and Sole Book Manager (incorporated by reference to Exhibit
            10.1 to C&D's Quarterly Report on Form 10-Q for the period ended July 31, 2004), First Amendment thereto dated as of December 9, 2004 (incorporated by reference to Exhibit 10.5 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2005), Second Amendment thereto dated as of April 21, 2005 (incorporated by reference to Exhibit 10.5 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2005), Third Amendment thereto dated as of April 29, 2005 (incorporated by reference to Exhibit
            10.5 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2005), Fourth Amendment and Waiver thereto dated as of November 8, 2005 (incorporated by reference to Exhibit 10.1 to C&D's Current Report on Form 8-K dated November 15, 2005).

      10.6 Security Agreement dated April 21, 2005, among C&D Technologies, Inc., C&D International Investment Holdings Inc., C&D Charter Holdings, Inc., C&D Technologies (Datel), Inc., Datel Systems, Inc., C&D Dynamo Corp., Dynamo Acquisition Corp., C&D Technologies (CPS) LLC and Datel Holding Corporation as Grantors, and the Bank of America, N.A., in its capacity as administrative agent for the holders of the Secured Obligations (incorporated by reference to Exhibit 10.6 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).

      10.7 Uncommitted loan facility dated June 5, 2001, between C&D Holdings Limited and ABN Amro Bank N.V. (incorporated by reference to Exhibit
            10.2 to C&D's Quarterly Report on Form 10-Q for the period ended April 30, 2001).

      10.8 Asset Purchase Agreement among Matsushita Battery Industrial Corporation of America, Matsushita Battery Industrial de Mexico, S.A. de C.V., C&D Technologies, Inc. and C&D Technologies Reynosa,
            S. de R.L. de C.V., dated as of August 27, 2003 (incorporated by reference to C&D's Current Report on Form 8-K dated September 25,
            2003).

      10.9 Agreement for Manufacture between Dynamo Power System (USA) LLC and Celestica Hong Kong Limited and C&D Technologies, Inc., dated September 30, 2004. Portions of this exhibit have been deleted pursuant to the Company's Application Requesting Grant of Confidential Treatment under the Exchange Act and pursuant to the Rule 12b-24 promulgated thereunder (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the period ended October 31, 2004).

      10.10 Assignment and Assumption dated as of August 3, 2004, by and between Bank of America, N.A. and Sovereign Bank (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the period ended July 31, 2004).

      10.11 Lender Joinder Agreement dated as of August 3, 2004, among C&D Technologies, Inc. and Certain of its subsidiaries as the Borrowers and Calyon New York Branch as the New Lender and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit
            10.3 to C&D's Quarterly Report on Form 10-Q for the period ended July 31, 2004).

      10.12 Lender Joinder Agreement dated as of August 3, 2004, among C&D Technologies, Inc. and Certain of its subsidiaries as the Borrowers and Sovereign Bank as the New Lender and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.4 to C&D's Quarterly Report on Form 10-Q for the period ended July 31,
            2004).

      10.13 LLC Interest Purchase Agreement between Celestica Corporation, Celestica Inc. and C&D Technologies, Inc., dated September 23, 2004 (incorporated by reference to Exhibit 2.1 to C&D's Current Report on Form 8-K dated September 30, 2004).

      10.14 Share Purchase Agreement between Celestica International Inc., Celestica Inc., C&D Power Systems (Canada) ULC and C&D Technologies, Inc., dated September 23, 2004 (incorporated by reference to Exhibit
            2.2 to C&D's Current Report on Form 8-K dated September 30, 2004).

      10.15 Asset Purchase Agreement between Celestica International Inc., Celestica Corporation, Celestica (Thailand) Limited, Dynamo Acquisition Corp., Celestica Inc. and C&D Technologies, Inc., dated September 23, 2004 (incorporated by reference to Exhibit 2.3 to C&D's Current Report on Form 8-K dated September 30, 2004).

      10.16 Asset Purchase Agreement between Celestica Electronics (Shanghai) Co. Ltd., Datel Electronic Technology (Shanghai) Co., Ltd., Celestica Inc. and C&D Technologies, Inc., dated September 23, 2004 (incorporated by reference to Exhibit 2.4 to C&D's Current Report on Form 8-K dated September 30, 2004).

      10.17 Inventory Purchase Agreement between Celestica Suzhou Technology Ltd., Dynamo Acquisition Corp., Celestica Inc. and C&D Technologies, Inc., dated September 23, 2004 (incorporated by reference to Exhibit
            2.5 to C&D's Current Report on Form 8-K dated September 30, 2004).

      10.18 Purchase Price Adjustment Agreement between Celestica International Inc., Celestica Corporation, Celestica (Thailand) Limited, Celestica Electronics (Shanghai) Co. Ltd., Celestica Suzhou Technology Ltd., Celestica Inc., C&D Power Systems (Canada) ULC, C&D Technologies, Inc., Dynamo Acquisition Corp., and Datel Electronic Technology (Shanghai) Co., Ltd., dated September 23, 2004 (incorporated by reference to Exhibit 2.6 to C&D's Current Report on Form 8-K dated September 30, 2004).

      10.19 Merger Agreement dated as of June 10, 2004, among C&D Technologies, Inc., CLETADD Acquisition Corporation and Datel Holding Company (incorporated by reference to Exhibit 10.1 to C&D's Current Report on Form 8-K dated June 30, 2004).

      10.20 Loan and Security Agreement dated December 7, 2005 by and among C&D Technologies, Inc., C&D Technologies (Datel), Inc., C&D Technologies
            (CPS) LLC, as Borrowers and C&D Charter Holdings, Inc., C&D Dynamo Corp., Dynamo Acquisition Corp., C&D International Investment Holdings Inc. and Datel Holding Corporation, as Guarantors, and Ableco Finance LLC, as Agent (incorporated by reference to Exhibit
            10.20 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006); Amendment No. 1 thereto dated March 30, 2006 (incorporated by reference to Exhibit 10.2 to C&D's Current Report on Form 8-K dated April 5, 2006); Consent, Waiver and Amendment No. 2 thereto dated June 14, 2006 (incorporated by reference to Exhibit
            10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006); Letter Agreement dated October 24, 2006 between C&D Technologies, Inc. and Ableco Finance, LLC (incorporated by reference to Exhibit 10.1 to C&D's Current Report on Form 8-K filed on November 1, 2006).

      10.21 Loan and Security Agreement dated December 7, 2005 by and among C&D Technologies, Inc., C&D Technologies (Datel), Inc., C&D Technologies
            (CPS) LLC, as Borrowers and C&D Charter Holdings, Inc., C&D Dynamo Corp., Dynamo Acquisition Corp., C&D International Investment Holdings Inc. and Datel Holding Corporation, as Guarantors, and Wachovia Bank National Association, as Administrative Agent and Wachovia Capital Markets, LLC as Sole Lead Arranger, Manager and Bookrunner (incorporated by reference to Exhibit 10.21 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31,
            2006); Amendment No. 1 thereto dated March 30, 2006 (incorporated by reference to C&D's Current Report on Form 8-K dated April 5, 2006); Consent, Waiver and Amendment No. 2 thereto dated June 14, 2006 (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006). Consent and Amendment No. 3 thereto dated December 21, 2006 (incorporated by reference to Exhibit 10.1 to C&D's Current Report on Form 8-K dated December 28, 2006.

      10.22 Charter Power Systems, Inc. 1996 Stock Option Plan (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 1996), First Amendment to C&D Technologies, Inc. 1996 Stock Option Plan (formerly known as the Charter Power Systems, Inc. 1996 Stock Option Plan) dated April 27,

            1999 (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 1999).

      10.23 C&D Technologies, Inc. Amended and Restated 1998 Stock Option Plan (incorporated by reference to Exhibit 10.7 to C&D's Annual Report on Form 10-K for fiscal year ended January 31, 2001).

      10.24 C&D Technologies, Inc. Savings Plan as restated and amended (incorporated by reference to Exhibit 10.9 to C&D's Annual Report on Form 10-K for fiscal year ended January 31, 2002), First Amendment thereto dated June 12, 2002 (incorporated by reference to Exhibit
            10.10 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002), Second Amendment thereto dated November 20, 2002 (incorporated by reference to Exhibit 10.11 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002); Third Amendment thereto dated June 18, 2003 (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003).

      10.25 C&D Technologies, Inc. Pension Plan for Salaried Employees as amended and restated (incorporated by reference to Exhibit 10.10 to C&D's Annual Report on Form 10-K for fiscal year ended January 31,
            2002); First Amendment thereto dated June 12, 2002 (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for the quarter ended April 30, 2003); Second Amendment thereto dated September 25, 2002 (incorporated by reference to Exhibit 10.4 to C&D's Quarterly Report on Form 10-Q for the quarter ended April 30,
            2003); Third Amendment thereto dated March 19, 2004 (incorporated by reference to Exhibit 10.11 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

      10.26 Supplemental Executive Retirement Plan compiled as of February 27, 2004, to reflect all amendments (incorporated by reference to Exhibit 10.12 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2004); Amendment thereto dated May 6, 2005, (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the period ended April 30, 2005).

      10.27 C&D Technologies, Inc. Management Incentive Bonus Plan Policy (incorporated by reference to Exhibit 10.1 to C&D's Current Report on Form 8-K dated March 2, 2005).

      10.28 Employment Agreement dated November 28, 2000, between Wade H. Roberts, Jr. and C&D (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2000).

      10.29 Release Agreement dated March 24, 2005, between C&D Technologies, Inc. and Wade H. Roberts, Jr. (incorporated by reference to Exhibit
            10.27 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).

      10.30 Employment Agreement dated March 31, 2000, between Stephen E. Markert, Jr. and C&D (incorporated by reference to Exhibit 10.14 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).

      10.31 Release Agreement dated December 14, 2005, between C&D Technologies, Inc. and Stephen E. Markert, Jr. (incorporated by reference to
            Exhibit 10.31 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).

      10.32 Employment Agreement dated March 31, 2000, between Linda R. Hansen and C&D (incorporated by reference to Exhibit 10.15 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000); Letter Agreement dated May 6, 2005, between Linda R. Hansen and C&D (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended April 30, 2005).

      10.33 Employment Agreement dated March 31, 2000, between Charles R. Giesige, Sr. and C&D (incorporated by reference to Exhibit 10.18 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000); letter dated January 27, 2004 to Charles R. Giesige, Sr. amending Employment Agreement dated March 31, 2000 (incorporated by reference to Exhibit 10.17 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2004).

      10.34 Employment Agreement dated February 1, 2006, between Charles R. Giesige and C&D (incorporated by reference to Exhibit 10.34 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31,
            2006).

      10.35 Release Agreement dated March 2, 2006, between C&D Technologies, Inc. and Charles R. Giesige (incorporated by reference to Exhibit
            10.35 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).

      10.36 Employment Agreement dated February 1, 2006, between James D. Dee and C&D (incorporated by reference to Exhibit 10.36 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).

      10.37 Employment Agreement dated February 1, 2006, between Ian J. Harvie and C&D (incorporated by reference to Exhibit 10.37 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).

      10.38 Employment Agreement dated February 1, 2006, between William E. Bachrach and C&D (incorporated by reference to Exhibit 10.38 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).

      10.39 Indemnification Agreement dated as of November 19, 2002, by and between C&D Technologies, Inc. and William Harral, III (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

      10.40 Indemnification Agreement dated as of November 19, 2002, by and between C&D Technologies, Inc. and Kevin P. Dowd (incorporated by reference to Exhibit 10.5 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

      10.41 Indemnification Agreement dated as of November 19, 2002, by and between C&D Technologies, Inc. and Robert I. Harries (incorporated by reference to Exhibit 10.6 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

      10.42 Indemnification Agreement dated as of November 19, 2002, by and between C&D Technologies, Inc. and Pamela S. Lewis (incorporated by reference to Exhibit 10.7 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

      10.43 Indemnification Agreement dated as of November 19, 2002, by and between C&D Technologies, Inc. and George MacKenzie (incorporated by reference to Exhibit 10.8 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

      10.44 Indemnification Agreement dated as of November 19, 2002, by and between C&D Technologies, Inc. and John A. H. Shober (incorporated by reference to Exhibit 10.9 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

      10.45 Indemnification Agreement dated as of February 24, 2003, by and between C&D Technologies, Inc. and Stanley W. Silverman (incorporated by reference to Exhibit 10.33 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2003).

      10.46 C&D Technologies, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 4 to C&D's Registration Statement on Form S-8, No. 333-42054).

      10.47 C&D Technologies, Inc. Approved Share Option Plan (incorporated by reference to Exhibit 4 to C&D's Registration Statement on Form S-8, No. 333-69266).

      10.48 C&D Technologies, Inc. Management Compensation Plan Policy for Fiscal Year 2006 (incorporated by reference to Exhibit 10.1 to C&D's Form 8-K dated March 1, 2005).

      10.49 C&D Technologies, Inc. Board of Directors Nominating/Corporate Governance Committee Charter As Amended Effective as of March 1, 2005 (incorporated by reference to Exhibit 10.2 to C&D's Form 8-K dated March 1, 2005).

      10.50 Employment Agreement dated June 21, 2005, between C&D Technologies, Inc. and Dr. Jeffrey A. Graves (incorporated by reference to Exhibit
            10.1 to C&D's Quarterly Report on Form 10-Q for quarter ended July 31, 2005).

      10.51 Amendment dated February 1, 2006, to the Employment Agreement between C&D Technologies and Dr. Jeffrey A. Graves dated June 21, 2005 (incorporated by reference to Exhibit 10.51 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).

      10.52 Agreement for Termination of Manufacturing Agreement and Transfer of Manufacturing Operations between C&D Technologies (CPS), LLC, C&D Technologies, Inc. and Celestica Hong Kong Limited dated April 3, 2006 (incorporated by reference to Exhibit 10.9 to C&D's Quarterly Report on Form 10-Q for the period ended April 30, 2006).

      10.53 C&D Technologies, Inc. 2007 Stock Incentive Plan (incorporated by reference to Annex A to C&D's proxy statement filed with the Commission on May 2, 2006).

      10.54 Indemnification Agreement dated May 31, 2006 between C&D Technologies, Inc. and Ellen C. Wolf (incorporated by reference to C&D's Current Report on Form 8-K dated June 6, 2006).

      12 Computation of Ratio of Earnings (Deficiency) to Fixed Charges (filed herewith).

      23.1 Consent of Independent Registered Public Accounting Firm (filed herewith).

      23.2  Consent of Duane Morris LLP (to be included in Exhibit 5.1).

      24.1 Power of Attorney (included in Part II as a part of the signature pages in the Registration Statement).

      25.1 Statement of Eligibility and Qualification of Trustee under the Trustee Indenture Act of 1939, as amended on Form T-1 (filed herewith).

Item 17. Undertakings.

      A. The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (a) To include any prospectus required by section 10(a)(3) of the Securities Act;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs A(l)(a) and A(l)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      D. The undersigned registrant hereby undertakes:

            (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus or any prospectus supplement filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus or prospectus supplement filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus or prospectus supplement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, C&D Technologies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Blue Bell, Pennsylvania on February 16, 2007.

                                      C&D TECHNOLOGIES, INC.


                                      By:/s/ Jeffrey A. Graves
                                         -------------------------------------
                                         Jeffrey A. Graves,
                                         President and Chief Executive Officer

      Know all men by these presents, that each person whose signature appears below constitutes and appoints Jeffrey A. Graves and James D. Dee, and each or both of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution, for him, and in his name, place and stead, in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement, as well as any related registration statement, or amendment thereto, filed pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                       Title                           Date
--------------------------     --------------------------        --------------------
/s/Jeffrey A. Graves           President, Chief Executive         February 16, 2007
--------------------------     Officer and Director
Jeffrey A. Graves              (principal executive
                               officer)

/s/Ian J. Harvis               Vice President and Chief           February 16, 2007
--------------------------     Financial Officer
Ian J. Harvie                  (principal financial and
                               accounting officer)


/s/William Harral, III        Director, Chairman                 February 16, 2007
--------------------------
William Harral, III


/s/Kevin P. Dowd               Director                           February 16, 2007
--------------------------
Kevin P. Dowd

          Signature                       Title                           Date
--------------------------     --------------------------        --------------------

/s/Robert I. Harries           Director                           February 16, 2007
--------------------------
Robert I. Harries


                               Director                           February 16, 2007
--------------------------
Pamela S. Lewis Davies


/s/Michael H. Kalb             Director                           February 16, 2007
--------------------------
Michael H. Kalb


/s/George MacKenzie            Director                           February 16, 2007
--------------------------
George MacKenzie


                               Director                           February 16, 2007
--------------------------
John A. Shober


/s/Stanley W. Silverman        Director                           February 16, 2007
--------------------------
Stanley W. Silverman


/s/Ellen C. Wolf               Director                           February 16, 2007
--------------------------
Ellen C. Wolf


                                       11